    As filed with the Securities and Exchange Commission on October 30, 2001
                                                      Registration No. 333-

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--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                        EDUCATION MANAGEMENT CORPORATION
             (Exact name of registrant as specified in its charter)

                  Pennsylvania                          25-1119571
                  ------------                          ----------
         (State or other jurisdiction of
         incorporation or organization)    (I.R.S. Employer Identification No.)

                                300 Sixth Avenue
                         Pittsburgh, Pennsylvania 15222
                                 (412) 562-0900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             Frederick W. Steinberg
              Senior Vice President, General Counsel and Secretary
                                300 Sixth Avenue
                         Pittsburgh, Pennsylvania 15222
                                 (412) 562-0900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                   Copies to:

                  Michael C. McLean                       John J. Kelley III
             Kirkpatrick & Lockhart LLP                    King & Spalding
              Henry W. Oliver Building                   191 Peachtree Street
                535 Smithfield Street                   Atlanta, Georgia 30303
         Pittsburgh, Pennsylvania 15222-2312                (404) 572-4600
                   (412) 355-6500                         Fax (404) 572-5100
                 Fax (412) 355-6501

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                ---------------
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    Proposed maximum
                                                   Proposed maximum    aggregate
        Title of each class          Amount to be   offering price      offering        Amount of
 of securities to be registered(1)   registered(2)   per unit(3)        price(3)     registration fee
-----------------------------------------------------------------------------------------------------
 Common
  stock,
  $.01 par
  value per
  share....                            5,175,000        $36.02        $186,403,500       $46,601

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes Preferred Share Purchase Rights, which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock. No additional fee is payable with respect to such rights.
(2) Includes 675,000 shares in the aggregate that the underwriters may purchase from the Company and the selling shareholders to cover over-allotments.
(3) Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(c) on the basis of the average of the high and low sales prices for the common stock on October 25, 2001 as reported on the Nasdaq National Market.

                                ---------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED OCTOBER 30, 2001

PROSPECTUS

                                4,500,000 Shares


                                  Common Stock

  This is an offering of common stock by Education Management Corporation. Of the 4,500,000 shares of common stock being sold in this offering, 3,634,133 shares are being sold by Education Management Corporation and 865,867 shares are being sold by selling shareholders. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

                    ----------------------------------------

  Our common stock is traded on the Nasdaq National Market under the symbol EDMC. On October 29, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $38.62 per share.

                    ----------------------------------------

                          Per Share Total
                          --------- -----
Public offering price...    $       $
Underwriting discounts
 and commissions........    $       $
Proceeds to Education
 Management Corporation,
 before expenses........    $       $
Proceeds to the selling
 shareholders, before
 expenses...............    $       $

  We and the selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to a total of 675,000 additional shares of common stock.

                    ----------------------------------------

         Investing in our common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 7.

                    ----------------------------------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                    JPMorgan

     , 2001

                           [Prospectus Inside Cover]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  17
Our Plans to Acquire Argosy Education Group, Inc.........................  18
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Market Price of Our Common Stock.........................................  19
Capitalization...........................................................  20
Selected Consolidated Financial Data.....................................  21
Unaudited Pro Forma Consolidated Financial Statements....................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  33
Management...............................................................  41
Principal and Selling Shareholders.......................................  43
Description of Capital Stock.............................................  45
Shares Eligible for Future Sale..........................................  47
Underwriting.............................................................  48
Legal Matters............................................................  50
Experts..................................................................  50
Where You Can Find More Information......................................  51
Incorporation by Reference...............................................  51
Index to Consolidated Financial Statements............................... F-1

   "EDMC," "The Art Institutes" and the names of each of our schools included in this prospectus are our trademarks. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

   Our fiscal year ends on June 30 of each calendar year. All references to fiscal years in this prospectus refer to the fiscal years ended in the indicated calendar years. For example, "fiscal 2001" refers to the fiscal year ended June 30, 2001.

                               PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the consolidated financial statements, before making an investment decision. In this prospectus, unless the context indicates otherwise, "we," "us" and "our" refer to Education Management Corporation and its subsidiaries, including all of its schools and campuses.

                        Education Management Corporation

   We are among the largest providers of private postsecondary education in the U.S., based on student enrollment and revenues. Through The Art Institutes, we offer master's, bachelor's, associate's and non-degree programs in design, media arts, culinary arts and fashion. We own 25 schools in 21 metropolitan areas in the U.S., with 32,375 students enrolled as of the start of our second quarter of fiscal 2002.

   The Art Institutes' programs are designed to provide the knowledge and skills necessary for entry-level employment in various fields, including graphic design, media arts and animation, multimedia and Web design, digital media production, interior design, industrial design, culinary arts, photography, game art and design and fashion. These programs typically are completed in 18 to 48 months and culminate in a bachelor's or associate's degree. Currently, 19 Art Institutes offer bachelor's degree programs, and we expect to continue to introduce bachelor's degree programs at additional schools. We have provided career-oriented programs for over 35 years, and our Art Institutes have more than 125,000 graduates.

   In addition to The Art Institutes, we own The New York Restaurant School, a culinary arts and restaurant management school located in New York City that offers an associate's degree program and certificate programs. We also offer paralegal certificate programs through NCPT (The National Center for Paralegal Training).

   We help our students find employment in their desired fields through career-planning services and our relationships with employers. Of calendar year 2000 graduates, approximately 90.7% of those who were available for employment obtained positions in fields related to their programs of study within six months of graduation.

                              Market Opportunities

   The market for postsecondary education is large and growing. According to the National Center for Education Statistics, or NCES, the primary federal entity for collecting and analyzing data related to education in the U.S., 14.8 million students obtained some form of postsecondary education in 1999. NCES estimates that total student enrollment will increase by 19.6% to 17.7 million from 1999 to 2011. There are approximately 4,100 accredited institutions offering degrees at the associate level or above, and federally provided or guaranteed funds available to support postsecondary education exceeded $47 billion in 2000.

   Several economic, demographic and social trends are contributing to a growing demand for career-oriented program offerings. The percentage of the U.S. population that has achieved some level of postsecondary education grew to 50.3% in 2000 from 39.3% in 1991. The pool of potential postsecondary education students is expected to continue to grow over the next decade. NCES estimates that the annual number of high school graduates will increase by 12% to 3.1 million graduates in 2010 from 2.8 million in 1999. The U.S. Census Bureau estimates that, on average, a person with an associate's degree earns 36.4% more than a high school graduate, while a person with a bachelor's degree earns 96.5% more than a high school graduate. We believe private degree-granting institutions have an advantage over comparable public institutions as they have fewer budgetary constraints and a greater ability to innovate and adapt quickly to changing market demands.

                             Our Operating Strategy

   We believe we can continue to improve the performance of our schools and capitalize on favorable market trends by:

  . refining and adapting existing education programs by collecting periodic feedback through various means, including employer surveys and curriculum advisory committees, to evaluate the quality and value of each of our school's programs to potential employers;

  . providing an environment conducive to learning, with high-quality facilities, classroom technology and other equipment, flexible class schedules and limited class sizes;

  . improving student outcomes by implementing academic placement testing, utilizing developmental learning courses, employing faculty with practical experience in their fields and dedicating resources to graduate career assistance;

  . conducting business through a disciplined management structure that utilizes detailed operating plans and a continuous flow of performance data; and

  . enhancing enrollment at our existing schools by effective student recruitment through our high school program, Web presence, referrals, use of direct response media and international student outreach.

                              Our Growth Strategy

   We intend to achieve continued growth in our revenues and profitability by:

  . creating new education programs that meet the needs of employers and address the interests of students;

  . opening or acquiring schools in favorable locations to further our geographic reach and breadth of our program offerings; and

  . continuing to develop our online education business by expanding our online program offerings and our market presence.

                              Recent Developments

Acquisitions

   We have recently acquired International Fine Arts College and entered into agreements to merge with Argosy Education Group, Inc. and to acquire certain assets of ITI Education Corporation. We expect these acquisitions to be completed by the end of calendar year 2001, pending regulatory and other approvals. These acquisitions are consistent with our growth strategy, and we believe they will provide us with opportunities to expand our education program offerings and number of locations, offer additional degree programs in our existing schools and achieve revenue enhancements and cost savings through operating and marketing synergies.

   Argosy. In July 2001, we agreed to acquire all of the outstanding shares of Argosy common stock for total cash consideration of approximately $79.1 million. On September 27, 2001, we closed in escrow our purchase of 4.9 million shares of Argosy common stock, or approximately 75% of the outstanding common stock, that were beneficially owned by Argosy's principal shareholder. Argosy is a leading private provider of doctoral and master's level programs in clinical psychology and education. Argosy also offers doctoral, master's and bachelor's degree programs in business administration, law degrees, bachelor's degrees in psychology and associate's degree programs in various health sciences fields. Argosy recently consolidated its three largest education institutions into a national university, Argosy University, which is intended to create economies of scale associated with operating as a single entity, simplified accrediting and regulatory processes and streamlined corporate governance. Argosy has 13 primary campuses and six extension sites serving over 5,800 students in ten states.

   International Fine Arts College. In September 2001, we purchased IFAC, which offers a master's degree program in computer animation and bachelor's and associate's degree programs in fashion and other design related fields. IFAC serves over 1,000 students.

   ITI. In September 2001, we agreed to purchase certain assets of ITI, including schools in Halifax, Toronto and Vancouver, Canada. ITI offers a postgraduate education program that teaches students to apply technology to business problems.

Results for the First Quarter Ended September 30, 2001

   Net revenues for the first quarter of fiscal 2002 increased by 26.6% to $91.9 million, compared with $72.6 million in the first quarter of fiscal 2001. Net income for the quarter grew 71.5% to $2.0 million, or $.06 per diluted share, as compared to $1.2 million, or $.04 per diluted share, in the first quarter last year.

   Revenue growth in the first quarter resulted from a 17.8% increase in student enrollment and an increase in average tuition rates of approximately 7% over last year. Total student enrollment at our schools in the first quarter of fiscal 2002 was 24,735 compared to 20,991 last year. At the start of the second quarter of fiscal 2002, total enrollment at our schools increased 15.6% to 32,375 students, up from 27,999 students as of the comparable point last year.

                                ----------------

   We are a Pennsylvania corporation. Our principal executive offices are located at 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222, and our telephone number is (412) 562-0900. Our Web site address is www.edumgt.com. The Art Institutes' Web site address is www.aii.edu. Information contained on our Web sites is not part of this prospectus.

                                  THE OFFERING

Common stock offered:

  By Education Management
   Corporation....................  3,634,133 shares

  By the selling shareholders.....    865,867 shares

    Total.........................  4,500,000 shares

Common stock to be outstanding
 after this offering.............. 33,988,355 shares

Use of proceeds................... The net proceeds from this offering will be used to fund the Argosy acquisition and to
                                   repay indebtedness under our revolving
                                   credit facility.

Nasdaq National Market symbol..... EDMC


                                ----------------

   The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of October 1, 2001. This information excludes:

  .   3,656,943 shares subject to options outstanding as of October 1, 2001;
      and

  . 1,514,152 shares reserved for issuance under our stock incentive plans and employee stock purchase plan as of October 1, 2001.

   Unless otherwise noted, the information in this prospectus assumes that the over-allotment option granted to the underwriters has not been exercised.

                 Summary Consolidated Financial And Other Data

   The table below sets forth summary historical and unaudited pro forma as adjusted financial information for the periods indicated. It is important that you read this information together with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Financial Statements" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

   The summary unaudited pro forma as adjusted financial data is derived from our historical financial data and gives effect to the following transactions:

  .   our acquisition of Argosy; and

  .   the sale by us of 3,634,133 shares of common stock in this offering.

   The summary unaudited pro forma as adjusted financial data is presented for illustrative purposes only and is not necessarily indicative of our future results of operations or financial position.

                                                Year Ended June 30,
                                        ---------------------------------------
                                                                     Pro Forma
                                                                    As Adjusted
                                          1999      2000     2001      2001
                                        --------  -------- -------- -----------
                                                                    (unaudited)
                                        (in thousands, except per share data)
Consolidated Statement of Income Data:
  Net revenues......................... $260,805  $307,249 $370,681  $419,938
  Costs and expenses:
   Educational services................  170,742   201,187  242,313   278,158
   General and administrative..........   57,162    66,209   76,716    85,362
   Amortization of intangibles.........    1,203     1,511    1,977     3,777
                                        --------  -------- --------  --------
                                         229,107   268,907  321,006   367,297
                                        --------  -------- --------  --------
  Income before interest and taxes.....   31,698    38,342   49,675    52,641
   Interest expense (income), net......     (113)      726    2,275       953
                                        --------  -------- --------  --------
  Income before income taxes...........   31,811    37,616   47,400    51,688
   Provision for income taxes..........   13,059    15,086   18,422    20,453
                                        --------  -------- --------  --------
  Net income........................... $ 18,752  $ 22,530 $ 28,978  $ 31,235
                                        ========  ======== ========  ========
  Earnings per share:
   Basic............................... $    .64  $    .78 $    .97  $    .94
                                        ========  ======== ========  ========
   Diluted............................. $    .61  $    .75 $    .93  $    .90
                                        ========  ======== ========  ========
  Weighted average number of shares
   outstanding:
   Basic...............................   29,314    28,964   29,742    33,376
   Diluted.............................   30,615    29,921   31,016    34,740

                                                 As of June 30, 2001
                                                 ---------------------
                                                            Pro Forma
                                                  Actual   As Adjusted
                                                 --------  -----------
                                                           (unaudited)
                                                    (in thousands)
Consolidated Balance Sheet Data:
  Cash and cash equivalents..................... $ 47,290    $61,757
  Working capital...............................   11,513     15,711
  Total assets..................................  283,946    394,732
  Long-term debt (including current portion)....   53,660     15,095
  Shareholders' investment......................  159,949    290,181

                                                      Year Ended June 30,
                                                 ------------------------------
                                                   1999       2000       2001
                                                 --------  ----------- --------
                                                     (in thousands, except
                                                       enrollment data)
Other data:
  EBITDA(1)..................................... $ 49,138   $ 59,385   $ 75,730
  EBITDA margin(1)..............................     18.8%      19.3%      20.4%
  Cash flows from:
    Operating activities........................ $ 36,358   $ 47,665   $ 70,925
    Investing activities........................ $(51,710)  $(59,669)  $(60,692)
    Financing activities........................ $    913   $ 18,671   $ (2,481)
  Capital expenditures(2)....................... $ 55,892   $ 58,149   $ 38,822
  Enrollment at beginning of second quarter
   during period................................   21,518     24,502     27,999

--------
(1) EBITDA equals income before interest, taxes, depreciation and amortization (including amortization of deferred financing costs). EBITDA is presented because we believe that it allows for a more complete analysis of our results of operations. EBITDA should not be considered as an alternative to, nor is there any implication that it is more meaningful than, any measure of performance or liquidity as promulgated under accounting principles generally accepted in the United States. EBITDA margin represents EBITDA as a percentage of net revenues.
(2) Capital expenditures for fiscal 1999, fiscal 2000 and fiscal 2001 reflect approximately $5.1 million, $13.2 million and $4.5 million, respectively, included in accounts payable at year end.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. If any of the following circumstances described in these risk factors occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

             Risks Related to Extensive Regulation of Our Business

If we fail to satisfy the extensive regulatory requirements for our business, we could face significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students, which could have a material adverse effect on our business and results of operations.

   We derive a majority of our revenues from federal student financial aid programs, referred to in this prospectus as Title IV Programs, administered by the United States Department of Education, or DOE. To participate in Title IV Programs, our schools must obtain and maintain:

  .   authorization by the appropriate state educational licensing agencies;

  . accreditation by an agency that has been determined by DOE to be nationally recognized as a reliable authority regarding the quality of education and training offered by an institution; and

  .   certification by DOE to participate in Title IV Programs.

   The applicable state agencies, accrediting bodies and DOE have an extensive set of regulatory and accrediting requirements with which our schools must comply. Pursuant to these requirements, we must, among other things:

  . maintain the quality of our education programs at a level sufficient to satisfy the accreditation requirements as determined by peer review;

  . undertake steps to ensure that unacceptable numbers of our students do not default on federally guaranteed or funded student loans;

  . ensure that the proportion of school revenues derived from federal student financial aid programs in any fiscal year is less than 90%;

  . ensure that we do not pay bonuses, commissions or other incentive payments to personnel engaged in recruiting and admitting students and awarding financial aid based on their success in securing enrollments or awarding financial aid;

  . adhere to certain financial responsibility and administrative capability standards;

  . administer our student financial aid programs in compliance with an extensive set of detailed regulatory requirements;

  . submit to announced and unannounced program reviews and audits of our compliance with Title IV Program requirements by DOE and its Office of the Inspector General; and

  . engage an independent auditor on at least an annual basis to conduct a compliance audit of our administration of Title IV Programs and report the results of that audit to DOE.

   These regulations and accrediting standards also affect our ability to add new programs, acquire or open additional schools or locations or make certain changes to our corporate structure and ownership. From time to time, DOE, state licensing agencies and accrediting bodies may revise their requirements and modify their interpretations of existing requirements, which increases the difficulty of compliance.

   If any of our schools fail to comply with accrediting or state licensing requirements, they are subject to the loss of state licensure or accreditation, which in turn would result in a loss of eligibility to participate in Title IV Programs. If any of our schools violate any Title IV Program requirements, DOE may take any of the following adverse actions:

  . require the school to repay federal student financial aid disbursements and related costs to the government or lenders;

  . transfer the school from the "advance" system of payment of federal student financial aid funds to the "reimbursement" system of payment or cash monitoring, with corresponding interruptions in the school's cash flow;

  . place the school on provisional certification status, resulting in fewer due process rights in the event of an adverse regulatory action against the school and an inability to disburse Title IV Program funds for additional locations without advance DOE approval; or

  . commence a proceeding before an administrative law judge to impose a fine or to limit, suspend or terminate the participation of the school in Title IV Programs.

   Should one or more of our schools lose or suffer limited access to Title IV Program funds, that loss could have a materially adverse effect on our business and results of operations.

   In June and August 2001, DOE conducted program reviews of our administration of Title IV Programs at two of our schools. No significant potential findings were raised by the program reviewers during the exit interviews at either location, and we are not aware of any significant regulatory issues at either location. We have not yet received DOE's report of the program reviews, and we can give no assurance that DOE will not issue a program review report containing one or more adverse findings.

If any one of our schools fails to maintain its accreditation or state authorization, we will lose our ability to operate in that state and to participate in Title IV Programs.

   A school's eligibility to participate in Title IV Programs is dependent on licensure by each state in which the school is located. The requirements for licensure may vary substantially from state to state. Typically, state laws require that an institution demonstrate that it has the personnel, resources and facilities appropriate for its instructional programs. If one of our schools were to lose its state license, it could not operate in that state and would lose access to federal student financial aid, which would harm our business and results of operations.

   A school's eligibility to participate in Title IV Programs also depends on its maintaining accreditation by an accrediting entity that has been determined by DOE to be nationally recognized as a reliable authority regarding educational quality of the programs offered by a school. A school's accreditation may be suspended or withdrawn for cause, and a school must apply for a new grant of accreditation when its current grant expires.

   During calendar year 2001, the current grant of accreditation for one of our schools will expire. This school has submitted an application for a new grant of accreditation and is awaiting notification of the renewal of its accreditation. During calendar year 2002, the current grants of accreditation for five of our schools will expire, and they will be required to apply and qualify for new grants of accreditation. If one of our schools fails to qualify for a new grant of accreditation or otherwise fails to maintain its accreditation, such failure could have a material adverse effect on our business and results of operations.

Our schools may lose their eligibility to participate in Title IV Programs if their current and former students' loan default rates are too high.

   We indirectly derived approximately 60% of our net revenues from Title IV Programs in fiscal 2001. Approximately 51% of our net revenues were indirectly derived from loans made under the Federal Family Education Loan, or FFEL, program and about 6.5% of our net revenues were indirectly derived from grants under the Pell grant program. The Higher Education Act, or HEA, and Title IV Program regulations provide that a school may lose its eligibility to participate in some or all Title IV Programs, including FFEL and Pell, if the school's cohort default rate exceeds 25% for a period of three consecutive federal fiscal years. In addition, a school whose FFEL cohort default rate for any federal fiscal year exceeds 40% may have its eligibility to participate in Title IV Programs limited, suspended or terminated. A school's cohort default rate for a federal fiscal year is the percentage of current or former student borrowers who are scheduled to begin repayment on their loans in that year who default on those loans by the end of the following year. None of our schools has had a cohort default rate on loans made under the FFEL program of 25% or greater for any of the last three consecutive federal fiscal years for which data are available. For federal fiscal year 1999, the most recent year for which such rates have been published, the average FFEL cohort default rate for borrowers at all for-profit institutions was 9.3%. For that year, the combined FFEL cohort default rate for all borrowers at our schools was 8.4%. Our individual schools' rates ranged from 0% to 15.6%. If any of our schools lose eligibility to participate in Title IV Programs, the loss of eligibility could have a material adverse effect on our business and results of operations.

Our schools may lose their eligibility to participate in Title IV Programs if the percentage of their revenues derived from those programs is too high.

   A for-profit school will lose its eligibility to participate in Title IV Programs for a period of one year if it derived more than 90% of its revenues on a cash basis from these programs in its most recent fiscal year. A school that violates this rule immediately becomes ineligible to participate in Title IV Programs. The institution may not reapply to regain its eligibility until the following fiscal year. Based upon our calculations, none of our schools received more than 90% of its revenues from Title IV Programs on a cash basis in fiscal 2001, with our highest institution receiving 74% of its revenues on a cash basis from Title IV Programs. On a consolidated basis, we received 66% of our revenues on a cash basis in fiscal 2001 from Title IV Programs. If any of our schools lose eligibility to participate in Title IV Programs, the loss of eligibility could have a material adverse effect on our business and results of operations.

If we fail to demonstrate "financial responsibility" to DOE, our schools may lose their eligibility to participate in Title IV Programs or have that eligibility adversely conditioned, which could have a material adverse effect on our business and results of operations.

   To participate in Title IV Programs, an institution must either satisfy numeric standards of financial responsibility or post a letter of credit in favor of DOE. The institution also might be forced to accept other conditions to its participation in Title IV Programs. Each year, based on financial information submitted by institutions that participate in Title IV Programs, DOE calculates three financial ratios for an institution: an equity ratio, a primary reserve ratio and a net income ratio. Each of these ratios is scored separately and then weighted and combined in a formula to determine the institution's "composite score," which is considered a measure of its financial responsibility. If an institution's composite score is 1.5 or above, it may continue its participation in Title IV Programs. If its composite score is between 1.0 and 1.4, it may continue to participate in Title IV Programs only under certain conditions of financial reporting and cash monitoring. If its composite score is less than 1.0, it may continue to participate in Title IV Programs only if it posts an irrevocable letter of credit payable to DOE in an amount equal to at least one-half of its total Title IV Program disbursements during its most recent award year (the period from July 1 to the following June
30). For fiscal 2001,
our calculations show that our composite score exceeded 1.5 on a consolidated basis and that the composite score of each of our schools also exceeded 1.5 on an individual basis. We cannot assure you that we, or our individual institutions, will continue to satisfy the composite score standards in the future. If we fail to satisfy the composite score standards, our schools may lose their eligibility to participate in Title IV Programs or have that eligibility adversely conditioned, which could have a material adverse effect on our business and results of operations.

If we fail to demonstrate "administrative capability" to DOE, our schools may lose their eligibility to participate in Title IV Programs, which could adversely affect our business and results of operations.

   DOE regulations specify extensive criteria that a school must satisfy in order to establish that it has the requisite "administrative capability" to participate in Title IV Programs. These criteria require, among other things, that the school:

  .   comply with all applicable federal student financial aid regulations;

  . have capable and sufficient personnel to administer the federal student financial aid programs;

  . have acceptable methods of defining and measuring the satisfactory academic progress of its students;

  . refer to the Office of the Inspector General any credible information indicating that any applicant, student, employee or agent of the school has been engaged in any fraud or other illegal conduct involving Title IV Programs;

  .   provide financial aid counseling to its students; and

  . submit in a timely manner all reports and financial statements required by the regulations.

   Failure to satisfy any of these criteria could cause us to lose our ability to participate in Title IV Programs, which would have a material adverse effect on our business and results of operations.

If we pay a bonus, commission or other incentive payment based on success in securing enrollments or awarding financial aid to persons engaged in student recruiting and admissions or awarding financial aid, we will be subject to termination from Title IV Programs and may be forced to repay Title IV Program funds awarded from the time the prohibited payments were made.

   The HEA and DOE regulations forbid institutions from paying a bonus, commission or other incentive payment based directly or indirectly on success in securing financial aid or enrollments to any persons engaged in student recruiting or admissions activities or in making decisions regarding the awarding of student financial assistance. Because the law refers to "indirect" incentive payments, there is uncertainty among higher education institutions regarding what payments are permitted under the statute. Although DOE has indicated it may publish guidance to clarify the law in this area, it has not done so yet. We believe that we do not pay commissions or bonuses to our admissions representatives and financial aid personnel and that we compensate them solely through salary. Although we believe our policies and practices fully comply with the HEA and DOE regulations, there can be no assurance that DOE will not take a new or different view in the future. If we are in violation, the resulting disqualification from participation in Title IV Programs would have a material adverse effect on our business and results of operations.

We are subject to sanctions if we fail to calculate and make timely payment of refunds of Title IV Program funds for students who withdraw before completing their educational program.

   The HEA and DOE regulations require us to calculate refunds of unearned Title IV Program funds disbursed to students who withdraw from their education program before completing it. Such refunds generally must be paid within 30 days of the student's withdrawal. If refunds are not properly calculated and timely paid, institutions are subject to adverse actions by DOE. For five of our schools, we have posted letters of credit because our annually required independent audits revealed that they had been late in the payment of more than five percent of their refunds during at least one of their two most recent fiscal years. We have instituted new practices and procedures to expedite refunds, including the payment by electronic fund transfers. If we are sanctioned for failure to timely refund student aid funds, our business and results of operations could be adversely affected.

If regulators do not approve acquisitions that we make, the acquired school would not be permitted to participate in Title IV Programs.

   Because an acquisition is considered a change of ownership or control of the acquired institution under applicable regulatory standards, we must seek approval from DOE and most applicable state agencies and accrediting agencies when we acquire an institution. A change of ownership or control of an institution under DOE standards can result in the temporary suspension of the institution's participation in Title IV Programs, unless a timely and materially complete application for recertification is filed with DOE and DOE issues a temporary certification document. If we were unable to reestablish the state authorization, accreditation or DOE certification of an institution we acquired, that failure could have a material adverse effect on our business and results of operations.

   Additionally, if regulators do not approve any transaction constituting a change of control of us or any of our schools, we may lose our ability to participate in Title IV Programs. Some of these transactions or events, such as a significant acquisition or disposition of our common stock, may be beyond our control. The adverse regulatory effect of a change of ownership resulting in a change of control also could discourage bids for shares of our common stock at a premium and could have an adverse effect on the market price of our common stock.

DOE places all newly acquired institutions on provisional certification for at least three years, resulting in certain limitations on operations, which could have a negative effect on our business and results of operations.

   When an institution undergoes a change in ownership resulting in a change in control, which is the case with all institutions we acquire, DOE places that institution on provisional certification for a period of time not to exceed four calendar years. An institution on provisional certification with DOE possesses fewer rights than a fully certified institution to challenge or appeal DOE actions. Additionally, an institution on provisional certification must obtain DOE's advance approval before disbursing Title IV Program funds to students at additional locations the institution might open.

   Currently, five of our recently acquired schools are on provisional certification. One additional school is on provisional certification because of an unacceptable default rate for the Perkins loan program. Additionally, if DOE approves the Argosy and IFAC acquisitions, the schools we acquire in those transactions will be subject to provisional certification for up to four calendar years. Such limitations on our ability to operate could have a negative effect on our business and results of operations.

Even if we remain eligible to participate in Title IV Programs, Congress may change the law or reduce funding for such programs, which could harm our business.

   Congress reviews and revises the HEA, which is the law governing Title IV Programs, approximately every five years. The next such review of the HEA is scheduled to take place in 2003. Additionally, Congress determines the funding level for each Title IV Program on an annual basis. Any action by Congress that significantly reduces funding for Title IV Programs or the ability of our schools or students to participate in these programs could harm our business. For fiscal 2001, approximately 60% of our net revenue was derived from some form of government-sponsored financial aid received by the students enrolled in our schools. A reduction in government funding levels could lead to lower enrollments at our schools and require us to arrange for alternative sources of financial aid for our students. Lower student enrollments or our inability to arrange such alternative sources of funding could have a material adverse effect on our business and results of operations.

Regulatory agencies or third parties may commence investigations or bring claims or institute litigation against us, which may force us to expend significant resources or pay significant monetary awards.

   Because we operate in a highly regulated industry, we may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies or third parties, which may allege statutory violations, regulatory infractions or common law causes of action. If the results of the investigations are unfavorable to us, or if we are unable to defend successfully against such claims or lawsuits, we may be required to pay money damages or be subject to fines, penalties, injunctions or other censure that could have a material adverse effect on our business. Even if we adequately address the issues raised by an agency investigation or successfully defend a lawsuit, we may have to devote significant money and management resources to address these issues, which could have a material adverse effect on our business and results of operations.

If our schools are unsuccessful in applying for any required continuation of accreditation or state authorization because this offering is considered a change in control, such loss of accreditation or authorization could have a material adverse effect on our business and results of operations.

   DOE and most states and accrediting agencies require notification and approval of a change in ownership resulting in a change in control, but they do not provide a uniform definition of change in control. We do not believe that this offering constitutes a change in ownership resulting in a change in control under the HEA or DOE regulations. Although the offering may require notice and approval by some state agencies, we do not expect any interruption of Title IV Program funding to result from the necessity of any such approvals. If one of our schools were to lose its eligibility to participate in Title IV Programs for a significant period of time pending an application to regain eligibility, or if it were determined not to be eligible, our business and results of operations could be materially adversely affected.

     Other Risks that Could Have a Material Adverse Effect on Our Business

If we fail to effectively manage our growth and integrate additional schools, this failure could have a material adverse effect on our business and results of operations.

   We have experienced significant growth since our inception. Rapid growth, whether in the short- or long-term, could place a strain on our management, operations, employees and resources. We cannot be sure that we will be able to effectively manage our expanding operations or successfully integrate or profitably operate any new or acquired institutions. Growth through expansion or acquisition involves a number of risks, including:

  . diversion of our management's attention from normal operating activities;

  . devotion of significant resources to the integration of an acquired school's operations;

  .   adverse short-term effects on our reported operating results;

  .   potential loss of key employees;

  . inability to find appropriate personnel to manage our expanding operations; and

  . the possibility that new or acquired schools will be subject to unanticipated business or regulatory uncertainties or liabilities.

   In addition, our acquisition of a school would constitute a change in ownership of that school and could affect its eligibility to participate in Title IV Programs until we obtain DOE's approval of the change in control. If we fail to effectively manage our expansion and acquisition program, it could have a material adverse effect on our business and results of operations.

Failure on our part to effectively identify, establish and acquire additional schools could adversely affect our ability to implement our growth strategy.

   As part of our business strategy, we intend to continue to expand our operations through the establishment of new schools and the acquisition of existing institutions. We cannot be sure that we will be able to identify suitable expansion or acquisition opportunities in order to maintain or accelerate our current growth rate, or that we will be able to successfully integrate or profitably operate any new or acquired institutions. A failure by us to continue to effectively identify, establish and acquire additional schools could adversely affect our ability to implement our growth strategy.

If we fail to complete the Argosy acquisition, our growth may be adversely affected and investors will not have the opportunity to assess whether the proceeds of this offering are being used appropriately.

   The closing of the Argosy merger is subject to several conditions. On September 27, 2001, we closed in escrow our purchase of 4.9 million shares of Argosy. The completion of the acquisition is subject to approval by Argosy's shareholders and final DOE approval. The Argosy shares held in escrow will not be released until regulatory and shareholder approvals have been received and certain other conditions have been satisfied, and the purchase of the shares is subject to automatic rescission if the escrow is not released prior to December 31, 2001. We cannot guarantee that the merger will be completed. If the merger is not completed, our growth may be adversely affected. In addition, our management will have broad discretion with respect to the use of the proceeds of this offering, and investors would not have the opportunity, as part of their investment decision, to assess whether the proceeds of this offering are being used appropriately.

We will incur significant expenses in connection with the Argosy merger and, to the extent that these expenses are not offset by efficiencies related to the integration of the businesses, our business and results of operations could be materially adversely affected.

   We expect to incur additional expenses, which may be significant, as we integrate our operations with the operations of Argosy. Although we expect that eliminating duplicative costs and realizing other efficiencies related to the integration of the businesses will offset these additional expenses over time, we cannot be sure that the merger will have a positive impact on earnings per share. To the extent that these efficiencies do not offset costs related to the integration of Argosy, our business and results of operations could be materially adversely affected.

The difficulties involved in integrating our business with Argosy's may divert our management's attention and materially adversely affect our business and results of operations.

   The merger with Argosy will require us to integrate the operations of two companies that previously have operated independently. The potential difficulties of combining the companies' operations include:

  . maintaining student service and equipment standards while attempting to more efficiently use the assets and physical locations of the combined company;

  .   integrating personnel with diverse business backgrounds;

  . enrolling sufficient students at the combined company's schools to enable the combined company to maintain historical growth rates; and

  .   integrating the information technology systems of the two companies.

   The integration process could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company's schools and the loss of key personnel. The diversion of our management's attention and any delays or other difficulties encountered in connection with the integration process and the operation of the combined company could have a material adverse effect on our business and results of operations.

Our valuations of an acquired school's goodwill may not accurately reflect its value, and under newly adopted accounting rules we could be required to write off the difference between the appraised value and the book value.

   When we acquire an existing school, we typically allocate a significant portion of the purchase price for such school to goodwill and other intangibles (e.g., accreditation and curricula). We generally amortize identified intangible assets other than goodwill over periods of three to fifteen years following their purchase. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which we adopted as of July 1, 2001, we are required to test at least annually for impairment of goodwill at the reporting unit level. We cannot guarantee that our valuation of an acquired school's goodwill will prove to reflect its true value, and the resulting charge that we would be required to take if its appraised value is less than its book value could have a material adverse effect on our results of operations.

Failure to adequately respond to changes in market needs and technologies could have a material adverse effect on our business and results of operations.

   Many prospective employers of our graduates increasingly demand that their entry-level employees possess practical technological or professional skills. Education programs at our schools must keep pace with such shifting requirements. Our inability to adequately respond to changes in market requirements due to financial constraints, technological change or other factors could have a material adverse effect on our business and results of operations.

Competitors may harm our business by operating more effectively or more efficiently in our market.

   The postsecondary education market is highly competitive. Our schools compete with traditional public and private two-year and four-year colleges and universities and other for-profit schools, including those that offer distance learning programs. Certain public and private colleges and universities may offer programs similar to those of our schools. Public institutions are often able to charge lower tuition than our schools, due in part to government subsidies, government and foundation grants, tax-deductible contributions and other financial resources not available to for-profit schools like ours. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than we do, which may allow them to have greater success in our market.

Alternative sources of loans for our students may decrease or cease to be available.

   Increasing numbers of our students rely on borrowing from sources other than those available through Title IV Programs and other state and federal assistance programs. For the year ended June 30, 2001, approximately five percent of our tuition revenue was derived from such alternative private lending sources. Although there currently are non-recourse loan programs available to our students from a number of private sources, the continued availability of those sources is dependent on factors over which we have little or no control, including the extent to which student borrowers repay their loans, general economic conditions affecting the supply of money and interest rates and the perceived creditworthiness of our applicants. We can provide no assurance that there always will be sufficient sources of alternative loans to enable us to enroll students at current rates.

Our future success depends in part upon our ability to recruit and retain key personnel.

   Our success to date has been, and our continuing success will be, substantially dependent on the continued services of our executive officers and other key personnel, who generally have extensive experience in the industry and have been employed by us for substantial periods of time. If we ceased to employ any of these integral personnel and failed to manage a smooth transition to new personnel, our business could suffer.

   Our success also depends, in large part, upon our ability to attract and retain highly qualified faculty and school presidents and administrators. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel to fill open positions, and retaining such personnel once hired. The loss of the services of any key employees, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could have an adverse effect on our business and results of operations.

Capacity constraints or disruptions in our computer systems could damage our reputation and limit our ability to attract and retain students, which could have an adverse effect on our business and results of operations.

   The performance and reliability of our computer network infrastructure is critical to our reputation and our ability to attract and retain students. Any system error or failure, or a sudden and significant increase in enrollments, may result in the unavailability of access to our programs. Individual, sustained or repeated occurrences of these events could significantly damage our reputation and result in a loss of potential and existing students. We cannot assure you that we will be able to expand our program infrastructure on a timely basis sufficient to meet demand for our programs.

   Our computer systems and operations are vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. In addition, our computer networks and systems may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. We presently have only a limited amount of back-up alternatives and the capital expenditures necessary to repair or protect our computer systems could be substantial. Any interruption to our computer systems or operations could have an adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This fluctuation may result in volatility or have an adverse effect on the market price of our common stock.

   We experience, and we expect to continue to experience, seasonal fluctuations in our revenue. Historically, our quarterly revenues and income have been lowest in the first quarter (July to September) of our fiscal year because fewer students are enrolled during the summer months. Additionally, we incur significant expenses in preparing for the peak in enrollment in our second quarter (October to December), and we expect this trend to continue. These seasonal fluctuations in our operating results could result in volatility or have an adverse effect on the market price of our common stock. In addition, as our revenues continue to grow, these seasonal fluctuations may become more evident.

Our principal shareholders own a significant amount of our stock and may exert significant influence on our business, which could create potential conflicts of interest with our other shareholders or affect the value of our common stock.

   As of October 1, 2001, our executive officers and directors and our Employee Stock Ownership Plan, or the ESOP collectively owned approximately 29.9% of the outstanding shares of our common stock. In particular, as of October 1, 2001, the ESOP and our Chairman and Chief Executive Officer owned approximately 15.3% and 10.9%, respectively. As a result of such concentration of ownership, if our employees, through the ESOP, and our executive officers and directors vote together, they will have the ability to exert significant influence on our policies and affairs and corporate actions requiring shareholder approval, including the election of members of our Board of Directors. This concentration also could have the effect of delaying, deferring or preventing a change of control, including any business combination with an unaffiliated party, and could affect the price that investors might be willing to pay in the future for shares of our common stock.

Anti-takeover provisions in our charter documents could make an acquisition of us difficult and could serve as a disincentive for parties considering an acquisition of us.

   Certain provisions of our articles of incorporation and by-laws, together with the terms of our rights plan, could have the effect of delaying, deferring or preventing a change of control not approved by our Board of Directors. Such provisions include:

  .   a classified board of directors;

  .   advance notice requirements for shareholder proposals and nominations;

  . a requirement that the holders of two-thirds of our common stock approve the amendment, alteration or repeal of certain provisions of our articles and by-laws; and

  . the authorization of the Board of Directors to fix the rights and preferences of, and issue shares of, our preferred stock, $.01 par value per share, without further action by our shareholders.

These provisions could have the effect of delaying, deferring or preventing a change of control, including any business combination with an unaffiliated party, and could affect the price that investors might be willing to pay in the future for shares of our common stock.

Terrorist attacks and the possibility of wider armed conflict may have an adverse effect on the U.S. economy and may disrupt our provision of educational services.

   Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse effect on our operating results. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact our physical facilities could significantly affect our ability to provide educational services to our students and thereby impair our ability to achieve our expected results. Further, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict which could further impact our operations and result in prospective students, as well as our current students and employees, entering the armed services. These factors could cause significant declines in our enrollment and could have a material adverse effect on our business and results of operations.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains "forward-looking statements." These forward-looking statements include, without limitation, statements about our market opportunity, strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. You can identify these statements by the use of words like "may," "will," "could," "should," "would," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue" and variations of these words or comparable words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations expressed or implied by these forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section and elsewhere in this prospectus. Readers should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. Except as may be required by applicable law, we do not undertake or intend to update any forward-looking statements after the date of this prospectus.

               OUR PLANS TO ACQUIRE ARGOSY EDUCATION GROUP, INC.

   In July 2001, we entered into agreements to acquire all of the outstanding shares of common stock of Argosy, for total cash consideration of approximately $79.1 million. On September 27, 2001, we closed in escrow our purchase of 4.9 million shares of Argosy that were beneficially owned by Argosy's principal shareholder, which amount constituted approximately 75% of Argosy's outstanding shares. The acquisition has received preliminary approval from DOE. The completion of the acquisition is subject to, among other things, approval by Argosy's shareholders of the contemplated merger transaction and final DOE approval, which we expect to receive by the end of calendar year 2001. Prior to our purchase of the shares in escrow, all 4.9 million shares that we acquired were irrevocably voted in favor of the merger by the principal shareholder through certain trusts.

   Founded in 1975, Argosy is a leading provider of doctoral and master's programs in clinical psychology and education. Argosy also offers doctoral, master's and bachelor's degree programs in business administration, law degrees, bachelor's degrees in psychology and associate's degree programs in various health sciences fields. Argosy operates 12 Argosy University primary campuses and six extension sites in ten states, as well as Western State University College of Law in California. Argosy University is accredited by the North Central Association of Colleges and Schools, or NCA, and Western State is accredited by the Western Association of Schools and Colleges and provisionally accredited by the American Bar Association, all of which are recognized by DOE. Argosy also is a leading provider of courses and materials for postgraduate licensure examinations in human services fields and provides continuing education courses for K-12 educators.

   For the 2000-2001 school year, approximately 53% of Argosy's 5,867 students were enrolled in doctoral programs, 8% in law degree programs, 24% in master's degree programs and 16% in undergraduate degree programs. These enrollment figures do not include students at John Marshall School of Law or PrimeTech Institute, which we will not acquire. For its fiscal year ended August 31, 2000, Argosy reported revenue of $44.1 million and net income of $1.7 million, and for the nine months ended May 31, 2001, Argosy reported revenue of $42.6 million and net income of $1.7 million. Excluding the operations of John Marshall School of Law and PrimeTech, revenues for the fiscal year ended August 31, 2000 would have been $41.9 million and net income $4.2 million. For the nine months ended May 31, 2001, revenues would have been $40.5 million, and net income would have been $3.2 million.

   On September 1, 2001, NCA approved the consolidation of Argosy's three largest education institutions, the American Schools of Professional Psychology, the University of Sarasota and the Medical Institute of Minnesota, into Argosy University. The reorganization is intended to achieve several strategic advantages, including economies of scale associated with operating as one entity, simplified accrediting and regulatory processes and streamlined corporate governance. Argosy also received approval to open its thirteenth primary campus, to be located in Dallas, Texas, and to make 41 introductions of its existing education programs throughout Argosy University by September 2002.

   For a more detailed description of the agreements that we have entered into in connection with our pending acquisition of Argosy and certain other financial information relating to Argosy, you are urged to read our filings with the Securities and Exchange Commission that have been incorporated by reference in this prospectus.

                                USE OF PROCEEDS

   We will receive net proceeds of approximately $130.2 million from the sale of 3,634,133 shares of common stock (and an additional $12.2 million from the sale of 337,500 shares if the underwriters' over-allotment option is exercised in full) at an assumed public offering price of $38.00 per share, after deducting underwriting commissions and discounts and estimated expenses payable by us. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

   We intend to use the net proceeds from the sale of the shares offered by us in this offering to repay indebtedness under our revolving credit facility, which has a maturity date of September 20, 2004. At June 30, 2001, the amount outstanding under the credit facility was $53.5 million. In connection with the closing of the Argosy acquisition, we will require cash in the amount of $79.1 million (of which $58.8 million is presently in escrow in the form of a letter of credit). Depending on the timing of the closing of the offering, we intend to fund the purchase price of the Argosy acquisition with a portion of the net proceeds from the offering or borrowings under our revolving credit facility. If we incur additional borrowings under our revolving credit facility to complete the Argosy acquisition, the borrowings will be repaid with a portion of the net proceeds of the offering. We also intend to use a portion of the net proceeds of the offering to repay indebtedness under our credit facility in the amount of $25.0 million (which is presently in escrow) relating to the IFAC acquisition. As of October 1, 2001, the average interest rate on borrowings under our revolving credit facility was 5.23% per annum. Pending any such use, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing instruments.

                                DIVIDEND POLICY

   We have not declared or paid any cash dividends on our common stock during our last two fiscal years. We currently intend to retain future earnings, if any, to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit facility restricts our payment of dividends.

                        MARKET PRICE OF OUR COMMON STOCK

   On October 29, 2001, the last reported sale price for our common stock on the Nasdaq National Market was $38.62 per share. The following table sets forth for the periods indicated below the high and low last reported sales price per share of our common stock:

                                                                   High   Low
                                                                  ------ ------
Fiscal 2000
  First Quarter.................................................. $21.13 $12.38
  Second Quarter.................................................  14.81   8.69
  Third Quarter..................................................  14.63  11.00
  Fourth Quarter.................................................  18.69  14.88

Fiscal 2001
  First Quarter.................................................. $26.94 $17.75
  Second Quarter.................................................  38.38  24.75
  Third Quarter..................................................  37.81  26.06
  Fourth Quarter.................................................  40.05  28.92

Fiscal 2002
  First Quarter.................................................. $45.54 $24.40
  Second Quarter (through October 29, 2001)......................  38.62  30.05

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 2001:

  .   on an actual basis;

  .   on a pro forma basis to give effect to the acquisition of Argosy; and

  . on a pro forma as adjusted basis to give effect to: (1) the sale by us of 3,634,133 shares at an assumed public offering price of $38.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (2) the application of the estimated net proceeds.

   The table excludes:

  .   2,567,974 shares subject to options outstanding as of June 30, 2001;
      and

  . 2,686,935 shares reserved for issuance under our stock incentive plans and employee stock purchase plan as of June 30, 2001.

   This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

                                                       June 30, 2001
                                              ---------------------------------
                                                                        Pro
                                                                       Forma
                                                            Pro         As
                                               Actual      Forma      Adjusted
                                              --------  ----------- -----------
                                                        (unaudited) (unaudited)
                                                (in thousands, except share
                                                           data)
Cash and cash equivalents.................... $ 47,290   $ 61,757    $ 61,757
                                              ========   ========    ========
Long-term debt (including current portion)... $ 53,660   $145,327    $ 15,095
Shareholders' investment:
  Common stock, $.01 par value; 60,000,000
   shares authorized; 30,479,880, 30,479,880
   and 34,114,013 shares issued..............      305        305         341
  Additional paid-in capital.................  108,463    108,463     238,659
  Treasury stock (216,945 shares at cost) ...   (3,596)    (3,596)     (3,596)
  Retained earnings..........................   54,777     54,777      54,777
                                              --------   --------    --------
  Total shareholders' investment.............  159,949    159,949     290,181
                                              --------   --------    --------
    Total capitalization..................... $213,609   $305,276    $305,276
                                              ========   ========    ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus. The selected data set forth below for each of the five years in the period ended June 30, 2001 are derived from our audited consolidated financial statements. These historical results are not necessarily indicative of our future results.

                                              Year Ended June 30,
                                  ----------------------------------------------
                                    1997     1998      1999      2000     2001
                                  -------- --------  --------  -------- --------
                                     (in thousands, except per share data)
Consolidated Statement of Income
 Data:
 Net revenues...................  $182,849 $221,732  $260,805  $307,249 $370,681
 Costs and expenses:
  Educational services..........   120,918  147,336   170,742   201,187  242,313
  General and administrative....    41,036   48,094    57,162    66,209   76,716
  Amortization of intangibles...     2,076    1,611     1,203     1,511    1,977
                                  -------- --------  --------  -------- --------
                                   164,030  197,041   229,107   268,907  321,006
                                  -------- --------  --------  -------- --------
 Income before interest and
  taxes.........................    18,819   24,691    31,698    38,342   49,675
  Interest expense (income),
   net..........................     1,603       (3)     (113)      726    2,275
                                  -------- --------  --------  -------- --------
 Income before income taxes.....    17,216   24,694    31,811    37,616   47,400
  Provision for income taxes....     7,231   10,372    13,059    15,086   18,422
                                  -------- --------  --------  -------- --------
 Net income.....................  $  9,985 $ 14,322  $ 18,752  $ 22,530 $ 28,978
                                  ======== ========  ========  ======== ========
 Earnings per share(1):
   Basic........................  $    .40 $    .50  $    .64  $    .78 $    .97
                                  ======== ========  ========  ======== ========
   Diluted......................  $    .36 $    .48  $    .61  $    .75 $    .93
                                  ======== ========  ========  ======== ========
 Weighted average number of
  common shares outstanding(2):
   Basic........................    23,878   28,908    29,314    28,964   29,742
   Diluted......................    27,342   29,852    30,615    29,921   31,016
                                                 As of June 30,
                                  ----------------------------------------------
                                    1997     1998      1999      2000     2001
                                  -------- --------  --------  -------- --------
                                                 (in thousands)
Consolidated Balance Sheet Data:
 Cash and cash equivalents......  $ 33,227 $ 47,310  $ 32,871  $ 39,538 $ 47,290
 Working capital................    12,708   27,526    10,521     3,822   11,513
 Total assets...................   126,292  148,783   178,746   240,675  283,946
 Long-term debt (including
  current portion)..............    34,031   38,382    37,231    64,283   53,660
 Shareholders' investment.......    57,756   73,325    96,805   112,950  159,949

--------
(1) Net income used to calculate earnings per share for 1997 was reduced by transactions related to shares of our series A preferred stock, which were redeemed or converted in fiscal 1997. Net income for the basic earnings per share calculation was reduced by an aggregate of $403,000 for a redemption premium and accrued but not paid dividends, and by $83,000 for dividends paid. Net income for the diluted earnings per share calculation was reduced by $83,000 for dividends paid.
(2) The weighted average shares outstanding used to calculate basic earnings per share does not include potentially dilutive securities (such as stock options, warrants and convertible preferred stock). Diluted earnings per share includes, where dilutive, the equivalent shares of common stock calculated under the treasury stock method for the assumed exercise of options and warrants and conversion of shares of series A preferred stock.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

   The information presented reflects the Argosy acquisition and the sale of shares by us pursuant to this offering. The unaudited pro forma consolidated statement of income combines our and Argosy's historical consolidated statements of income, giving effect to the merger and this offering as if they had occurred on July 1, 2000. The unaudited pro forma condensed consolidated balance sheet combines our historical consolidated balance sheet and the historical consolidated balance sheet of Argosy, giving effect to the merger and this offering as if they had occurred on June 30, 2001. Since Argosy has a fiscal year end of August 31, the historical information included in the pro forma consolidated statement of income has been derived from Argosy's operating results for the twelve months ended May 31, 2001.

   The pro forma financial information reflects the purchase method of accounting for the acquisition of Argosy, and accordingly is based on estimated purchase accounting adjustments that are subject to further revision depending upon completion of appraisals of the fair value of Argosy's assets and liabilities.

   This information should be read in conjunction with:

  . the accompanying notes to the unaudited pro forma consolidated financial statements;

  . our separate historical financial statements included elsewhere in this prospectus under "Index to Consolidated Financial Statements";

  . our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus; and

  . the separate historical financial statements of Argosy, which are contained in our Form 8-K/A dated October 30, 2001.

   The pro forma data is not necessarily indicative of the results of operations and financial position that would have been achieved had the merger been completed on the dates indicated or of future operations of the combined company.

                   Pro Forma Consolidated Statement of Income

                                                                                                               Pro Forma
                                                                                                              As Adjusted
                                                   Adjustments                                                  for the
                                         Argosy    for Assets                       Pro Forma                   Argosy
                            EDMC         Twelve        Not                         Consolidated               Acquisition
                         Year Ended   Months Ended Acquired by   Acquisition         EDMC and    Offering      and this
                          6/30/01       5/31/01      EDMC(2)     Adjustments          Argosy    Adjustments    Offering
                         ----------   ------------ -----------  -------------      ------------ -----------   -----------
                                                (in thousands, except per share amounts)
 Net Revenues...........  $370,681      $51,855      $(2,598)     $     --           $419,938     $    --      $419,938
 Costs and expenses:
  Educational
   services.............   242,313       24,381       (2,008)       13,472 (4)        278,158          --       278,158
  General and
   administrative.......    76,716       24,042       (1,962)      (13,434)(4)         85,362          --        85,362
  Amortization of
   intangibles..........     1,977(1)       391           --         1,409 (5)(6)       3,777          --         3,777
                          --------      -------      -------      --------           --------     -------      --------
                           321,006       48,814       (3,970)        1,447            367,297          --       367,297
                          --------      -------      -------      --------           --------     -------      --------
 Income from
  operations............    49,675        3,041        1,372        (1,447)            52,641          --        52,641
 Losses attributable to
  John Marshall School
  of Law................        --        1,605       (1,605)           --                 --          --            --
 Other expense
  (income)..............        --           (3)          41           (38)(4)             --          --            --
                          --------      -------      -------      --------           --------     -------      --------
 Income before interest
  and taxes.............    49,675        1,439        2,936        (1,409)            52,641          --        52,641
 Interest expense
  (income), net.........     2,275         (249)         (11)        6,205 (7)          8,220      (7,267)(8)       953
                          --------      -------      -------      --------           --------     -------      --------
 Income before income
  taxes.................    47,400        1,688        2,947        (7,614)            44,421       7,267        51,688
 Provision for income
  taxes.................    18,422        1,017        1,149(3)     (2,969)(3)         17,619       2,834 (3)    20,453
                          --------      -------      -------      --------           --------     -------      --------
 Net income.............  $ 28,978      $   671      $ 1,798      $ (4,645)          $ 26,802     $ 4,433      $ 31,235
                          ========      =======      =======      ========           ========     =======      ========
 Per Share Data:
  Basic:
   Net income...........  $    .97                                                                             $    .94
                          ========                                                                             ========
   Weighted average
    number of shares
    outstanding.........    29,742                                                                  3,634(9)     33,376
  Diluted:
   Net income...........  $    .93                                                                             $    .90
                          ========                                                                             ========
   Weighted average
    number of shares
    outstanding.........    31,106                                                                  3,634(9)     34,740

-------
(1) Annual goodwill amortization expense will decrease by approximately $1.1 million upon the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets."
(2) The historical results of John Marshall School of Law and PrimeTech Institute have been eliminated because we are not acquiring these entities in the Argosy transaction.
(3) A 39.0% combined state and federal statutory rate was assumed in calculating the income tax effect of the pro forma adjustments.
(4) The Argosy results have been reclassified to conform with our presentation.
(5) The historical amortization of intangibles of Argosy has been eliminated because new values were assigned to intangible assets and goodwill at the acquisition date. Under SFAS No. 142, "Goodwill and Other Intangible Assets," the goodwill that resulted from the Argosy acquisition will not be amortized.
(6) Our pro forma statements have been adjusted to reflect one full year of amortization of intangibles based on the new values and useful lives assigned at the time of the Argosy acquisition. Subject to the finalization of an appraisal, the excess of the purchase price over the value of Argosy's tangible assets has been assigned to intangible assets and goodwill. These intangible assets have a value of approximately $9.0 million and have an average useful life of five years.
(7) Our pro forma statements have been adjusted to reflect the additional interest expense from the borrowings required for the Argosy acquisition of approximately $79.8 million at an interest rate of 6.73%, the weighted average interest rate paid on our borrowings under the credit facility during fiscal 2001. As of October 1, 2001, the average interest rate on borrowings under our credit facility was 5.23%.
(8) Our net proceeds from this offering, estimated to be $130.2 million, will be applied to reduce outstanding debt under the credit facility. Accordingly, pro forma interest expense was reduced by approximately $7.3 million.
(9) The weighted average number of shares of common stock outstanding used to calculate pro forma earnings per share includes this offering of 3,634,133 shares of common stock by us.

                 Pro Forma Condensed Consolidated Balance Sheet

                                                                                                              Pro Forma
                                                                                                             As Adjusted
                                                      Adjustments                                              for the
                                                      for Assets                  Pro Forma                    Argosy
                                                          Not                    Consolidated                Acquisition
                              EDMC         Argosy     Acquired by  Acquisition     EDMC and    Offering       and this
                          As of 6/30/01 As of 5/31/01   EDMC(1)   Adjustments(2)    Argosy    Adjustments     Offering
                          ------------- ------------- ----------- -------------- ------------ -----------    -----------
                                                          (in thousands)
Assets:
 Cash and cash
  equivalents...........    $ 47,290       $14,616      $  (149)     $     --      $ 61,757    $      --      $ 61,757
 Receivables, net.......      18,945         3,744       (1,251)           --        21,438           --        21,438
 Other current assets...      15,581         1,717         (127)           --        17,171           --        17,171
                            --------       -------      -------      --------      --------    ---------      --------
 Total current assets...      81,816        20,077       (1,527)           --       100,366           --       100,366
                            --------       -------      -------      --------      --------    ---------      --------
 Property and equipment,
  net...................     149,482        23,895       (1,312)           --       172,065           --       172,065
 Deferred income taxes
  and other long-term
  assets................       9,590         3,997       (1,253)           --        12,334           --        12,334
 Intangible assets......       6,140           173          (46)        8,873        15,140           --        15,140
 Goodwill...............      36,918        11,634         (584)       46,859        94,827           --        94,827
                            --------       -------      -------      --------      --------    ---------      --------
 Total assets...........    $283,946       $59,776      $(4,722)     $ 55,732      $394,732    $      --      $394,732
                            ========       =======      =======      ========      ========    =========      ========

Liabilities and
 Shareholders'
 Investment:
 Current liabilities....    $ 70,303       $21,424      $(1,112)     $     --      $ 90,615    $  (5,960)     $ 84,655
 Long-term debt, less
  current portion.......      53,634         6,059         (148)       79,822       139,367     (124,272)(3)    15,095
 Other long-term
  liabilities...........          60         4,819          (78)           --         4,801           --         4,801
                            --------       -------      -------      --------      --------    ---------      --------
 Total liabilities......     123,997        32,302       (1,338)       79,822       234,783     (130,232)      104,551
Shareholders'
 investment.............     159,949        27,474       (3,384)      (24,090)      159,949      130,232 (3)   290,181
                            --------       -------      -------      --------      --------    ---------      --------
 Total liabilities and
  shareholders'
  investment............    $283,946       $59,776      $(4,722)     $ 55,732      $394,732    $      --      $394,732
                            ========       =======      =======      ========      ========    =========      ========

-------
(1) The assets and liabilities of John Marshall School of Law and PrimeTech Institute have been eliminated because we are not acquiring these entities in the Argosy transaction.
(2) The preliminary allocation of estimated purchase price to assets acquired and liabilities assumed as of June 30, 2001 is as follows:

           Purchase price.......................................... $79,072
           Estimated acquisition cost..............................     750
                                                                    -------
                                                                    $79,822
                                                                    =======
           Net book value of assets acquired....................... $24,090
           Less: Intangible assets of Argosy....................... (11,177)
           Adjustments to fair value:
             Identifiable intangible assets........................   9,000
             Goodwill..............................................  57,909
                                                                    -------
                                                                    $79,822
                                                                    =======

(3) Our net proceeds from this offering, estimated to be $130.2 million, will be applied to fund the Argosy acquisition and to repay indebtedness under the credit facility.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of a number of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

Background

   We are among the largest private providers of postsecondary education in the United States, based on student enrollment and revenues. Through The Art Institutes, we offer bachelor's and associate's degree programs and non-degree programs in the areas of design, media arts, culinary arts and fashion. We have provided career-oriented education programs for over 35 years, and our Art Institutes have more than 125,000 graduates. As of June 30, 2001, we operated 24 schools in 20 major metropolitan areas throughout the United States.

   Net revenues, income before interest and taxes and net income increased in each of the last two years. Net revenues are presented after deducting refunds, scholarships and other adjustments. Net revenues increased 42.1% to $370.7 million in 2001 from $260.8 million in 1999. Income before interest and taxes increased 56.7% to $49.7 million in 2001 from $31.7 million in 1999. Net income increased by 54.5% to $29.0 million in 2001 from $18.8 million in 1999. Average quarterly student enrollment at our schools was 25,549 in 2001 compared to 19,325 in 1999. The increase in average enrollment relates to, among other factors, new education programs and additional school locations, along with expanded bachelor's degree and evening degree program offerings.

   Our net revenues consist of tuition and fees, student housing fees and student supply store and restaurant sales. In 2001, we derived 89.8% of our net revenues from net tuition and fees paid by, or on behalf of, our students. Tuition revenue generally varies based on the average tuition charge per credit hour and the average student population. Student supply store and housing revenue is largely a function of the average student population. The average student population is influenced by the number of continuing students attending school at the beginning of a fiscal period and by the number of new students entering school during such period. New students enter The Art Institutes at the beginning of each academic quarter, which typically commence in January, April, July and October. We believe that the size of our student population is influenced by the number of graduating high school students, the attractiveness of our program offerings, the effectiveness of our marketing efforts, changes in technology, the persistence of our students, the length of our education programs and general economic conditions. The introduction of additional program offerings at existing schools and the establishment of new schools (through acquisition or start-up) are important factors influencing our average student population.

   Tuition increases have been implemented in varying amounts in each of the past several years. Historically, we have been able to pass along cost increases through increases in tuition. We believe that we can continue to increase tuition as educational costs at other postsecondary institutions, both public and private, continue to rise. Our schools implemented tuition rate increases averaging approximately 7% during 2001. Tuition rates vary by geographic region, but are generally consistent by program at the respective schools.

   The majority of students at The Art Institutes rely on funds received under various government-sponsored student financial aid programs, especially Title IV Programs, to pay a substantial portion of their tuition and other education-related expenses. For the year ended June 30, 2001, approximately 60% of our net revenues were indirectly derived from Title IV Programs.

   Educational services expense consists primarily of costs related to the development, delivery and administration of our education programs. Major cost components are faculty compensation, administrative salaries, costs of educational materials, facility and school occupancy costs, information systems costs, bad debt expense and depreciation and amortization of property and equipment. Our faculty comprised approximately 46% full-time and 54% part-time employees in 2000 and approximately 49% full-time and 51% part-time employees in 2001.

   General and administrative expense consists of marketing and student admissions expenses and certain central staff departmental costs such as executive management, finance and accounting, legal, corporate development and other departments that do not provide direct services to our students. We have centralized many of these services to gain consistency in management reporting, efficiency in administrative effort and control of costs.

   Amortization of intangibles relates to the values assigned to identifiable intangible assets and goodwill. These intangible assets arose principally from the acquisitions of the schools discussed below.

  . In October 1998, we acquired the assets of Socrates Distance Learning Technologies Group for approximately $0.5 million in cash. This acquisition was made to further the development of our distance learning capabilities.

  . In August 1999, we acquired the American Business & Fashion Institute in Charlotte, North Carolina for approximately $0.5 million in cash. The school was renamed The Art Institute of Charlotte.

  . In August 1999, we acquired Massachusetts Communications College in Boston, Massachusetts for approximately $7.2 million in cash. The school has been renamed The New England Institute of Art and Communications.

  . In October 2000, we acquired the outstanding stock of The Art Institute of California located in San Diego, California for approximately $9.8 million in cash.

  . In April 2001, we acquired The Design Institute located in Las Vegas, Nevada for approximately $2.1 million in cash. The school was renamed The Art Institute of Las Vegas.

   Start-up schools and smaller acquisitions are expected to incur operating losses during the first two to three years following their opening or purchase. The combined operating losses of our newer schools were approximately $6.7 million and $9.6 million in fiscal 2000 and 2001, respectively.

Recent Developments

   Results for the First Quarter Ended September 30, 2001. Net revenues for the first quarter of fiscal 2002 increased by 26.6% to $91.9 million, compared with $72.6 million in the first quarter of fiscal 2001. Net income for the quarter grew 71.5% to $2.0 million, or $.06 per diluted share, as compared to $1.2 million, or $.04 per diluted share, in the first quarter last year.

   Revenue growth in the first quarter of fiscal 2002 resulted from a 17.8% increase in student enrollment and an increase in average tuition rates of approximately 7% over last year. Total student enrollment at our schools in the first quarter of fiscal 2002 was 24,735 compared to 20,991 last year. At the start of the current second quarter, total enrollment at our schools increased 15.6% to 32,375, up from 27,999 as of the comparable point last year.

   Pending Acquisitions. In September 2001, we closed a transaction in which we purchased the assets of International Fine Arts College located in Miami, Florida, subject to final approval from DOE. This acquisition will be accounted for in accordance with SFAS 141, "Business Combinations." See "--Impact of New Accounting Standards."

   In September 2001, we signed a purchase agreement to acquire certain assets of ITI Education Corporation, based in Halifax, Nova Scotia, Canada. We expect this transaction to close by the end of calendar year 2001. This acquisition is subject to obtaining certain regulatory approvals. This acquisition will be accounted for in accordance with SFAS 141. See "--Impact of New Accounting Standards."

   In July 2001, we signed a merger agreement with Argosy Education Group, Inc., a leading provider of postgraduate professional education, headquartered in Chicago, Illinois. In September 2001, we closed in escrow our purchase of
4.9 million shares of Argosy from Argosy's principal shareholder pursuant to a separate stock purchase agreement for a purchase price of $58.8 million. The merger agreement states that we will acquire the remaining shares and certain warrants of Argosy for $12.00 cash per share, or $20.3 million in the aggregate. In order for us to close this transaction, Argosy's shareholders must approve the merger agreement and the transactions that it contemplates at a special meeting of Argosy's shareholders to be held on October 31, 2001, and certain other closing conditions must be satisfied or waived. See "Our Plans to Acquire Argosy Education Group, Inc."

Results of Operations

   The following table sets forth for the periods indicated the percentage relationships of certain income statement items to net revenues.

                                                         Year Ended June 30,
                                                         ----------------------
                                                          1999    2000    2001
                                                         ------  ------  ------
Net revenues............................................ 100.0%  100.0%  100.0%
Costs and expenses:
  Educational services..................................  65.5    65.5    65.4
  General and administrative............................  21.9    21.5    20.7
  Amortization of intangibles...........................   0.5     0.5     0.5
                                                         -----   -----   -----
                                                          87.8    87.5    86.6
                                                         -----   -----   -----
Income before interest and taxes........................  12.2    12.5    13.4
Interest expense, net...................................    --     0.3     0.6
                                                         -----   -----   -----
Income before income taxes..............................  12.2    12.2    12.8
Provision for income taxes..............................   5.0     4.9     5.0
                                                         -----   -----   -----
Net income..............................................   7.2%    7.3%    7.8%
                                                         =====   =====   =====

Year Ended June 30, 2001 Compared with Year Ended June 30, 2000

   Net Revenues. Net revenues increased by 20.6% to $370.7 million in 2001 from $307.2 million in 2000. The revenue increase was primarily due to an increase in average quarterly student enrollment ($33.4 million) and tuition increases of approximately 7% ($24.2 million). The average academic year (three academic quarters) tuition rate for a student attending classes at an Art Institute on a recommended full schedule increased to $12,584 in 2001 from $11,703 in 2000.

   Net housing revenues increased by 20.8% to $21.9 million in 2001 from $18.1 million in 2000, and revenues from the sale of educational materials in 2001 increased by 15.1% to $15.8 million. Both increased primarily as a result of higher average student enrollment. Refunds increased to $8.9 million in 2001 from $8.6 million in 2000. As a percentage of gross revenue, refunds decreased from 2000.

   Educational Services. Educational services expense increased by $41.1 million, or 20.4%, to $242.3 million in 2001 from $201.2 million in 2000. The increase was primarily due to additional costs required to service higher student enrollment, accompanied by normal cost increases for wages and other services at the schools owned by us prior to 2000 ($26.9 million) and schools added in 2000 and 2001 ($14.9 million). Higher costs associated with establishing and supporting new schools and developing new education programs contributed to the increase. As a percentage of net revenues, educational services expense decreased slightly between years.

   General and Administrative. General and administrative expense increased by $10.5 million, or 15.9%, to $76.7 million in 2001 from $66.2 million in 2000 due to the incremental marketing and student admissions expenses incurred to generate higher student enrollment at the schools owned by us prior to 2000 ($2.2 million) and additional marketing and student admissions expenses at the schools added in 2000 and 2001 ($4.6 million). General and administrative expense decreased approximately 0.8% as a percentage of net revenues in 2001 compared to 2000, reflecting operating leverage at the schools operated by us for more than two years.

   Amortization of Intangibles. Amortization of intangibles increased by $0.5 million, or 30.8%, to $2.0 million in 2001 from $1.5 million in 2000, as a result of additional amortization associated with fiscal 2001 acquisitions and online curriculum. Goodwill amortization was approximately $1.0 million for fiscal 2001.

   Interest Expense, Net. We had net interest expense of $2.3 million in 2001 as compared to $726,000 in 2000. This change is attributable to increased average borrowings related primarily to capital expenditures and acquisitions, offset by a lower effective interest rate. The average outstanding debt balance was approximately $28.2 million in 2001, up from $15.6 million in 2000. Additionally, interest incurred in connection with construction of facilities in Denver and Pittsburgh was capitalized during the respective construction periods in 2000.

   Provision for Income Taxes. Our effective tax rate decreased to 38.9% in 2001 from 40.1% in 2000. This reduction primarily reflects a more favorable distribution of taxable income among the states in which we operate and a decrease in nondeductible expenses as a percentage of taxable income. The effective rates differed from the combined federal and state statutory rates due to expenses that are nondeductible for income tax purposes.

   Net Income. Net income increased by $6.5 million, or 28.6%, to $29.0 million in 2001 from $22.5 million in 2000. The increase resulted from improved operations at our schools owned prior to 2000 and a lower effective income tax rate, offset by increased amortization of intangible and interest expense.

Year Ended June 30, 2000 Compared with Year Ended June 30, 1999

   Net Revenues. Net revenues increased by 17.8% to $307.2 million in 2000 from $260.8 million in 1999. The revenue increase was primarily due to an increase in average quarterly student enrollment ($25.4 million) and tuition increases of approximately 5% ($16.2 million). The average academic year (three academic quarters) tuition rate for a student attending classes at an Art Institute on a recommended full schedule increased to $11,703 in 2000 from $11,262 in 1999.

   Net housing revenues increased by 23.2% to $18.1 million in 2000 from $14.7 million in 1999, and revenues from the sale of educational materials in 2000 increased by 11.8% to $13.8 million. Both increased primarily as a result of higher average student enrollment. Refunds increased from $8.0 million in 1999 to $8.6 million in 2000. As a percentage of gross revenue, refunds decreased from 1999.

   Educational Services. Educational services expense increased by $30.4 million, or 17.8%, to $201.2 million in 2000 from $170.7 million in 1999. The increase was primarily due to additional costs required to service higher student enrollment, accompanied by normal cost increases for wages and other services at the schools owned by us prior to 1999 ($23.0 million) and schools added in 1999 and 2000 ($7.5 million). Higher costs associated with establishing and supporting new schools and developing new education programs contributed to the increase. As a percentage of net revenues, educational services expense was consistent between years at 65.5%. This represents an improvement over the 66.4% in the prior year, primarily a result of margin improvements in various expenses, such as rent, bad debt and other operating costs.

   General and Administrative. General and administrative expense increased by $9.0 million, or 15.8%, to $66.2 million in 2000 from $57.2 million in 1999 due to the incremental marketing and student admissions expenses incurred to generate higher student enrollment at the schools owned by us prior to 1999 ($5.0 million) and additional marketing and student admissions expenses at the schools added in 1999 and 2000 ($3.1 million). General and administrative expense increased slightly as a percentage of net revenues in 2000 compared to 1999 as a result of increased advertising expenditures designed to promote awareness of and generate inquiries about the newer locations and new program offerings.

   Amortization of Intangibles. Amortization of intangibles increased by $0.3 million, or 25.6%, to $1.5 million in 2000 from $1.2 million in 1999, as a result of additional amortization associated with the fiscal 2000 additions.

   Interest Expense (Income), Net. We had net interest expense of $726,000 in 2000 as compared to interest income of $113,000 in 1999. The average outstanding debt balance increased from $4.6 million in 1999 to $15.6 million in 2000. Accordingly, more interest cost on borrowings has been offset against interest earned on investments.

   Provision for Income Taxes. Our effective tax rate decreased to 40.1% in 2000 from 41.1% in 1999. This reduction reflects a more favorable distribution of taxable income among the states in which we operate and a decrease in non-deductible expenses as a percentage of taxable income. The effective rates differed from the combined federal and state statutory rates due to expenses that are nondeductible for income tax purposes.

   Net Income. Net income increased by $3.8 million, or 20.1%, to $22.5 million in 2000 from $18.8 million in 1999. The increase resulted from improved operations at our schools owned prior to 1999 and a lower effective income tax rate.

Seasonality and Other Factors Affecting Quarterly Results

   Our quarterly revenues and income fluctuate primarily as a result of the pattern of student enrollment. We experience a seasonal increase in new enrollment in the fall (fiscal year second quarter), which is traditionally when the largest number of new high school graduates begin postsecondary education. Some students choose not to attend classes during summer months, although our schools encourage year-round attendance. As a result, total student enrollment at our schools is highest in the fall quarter and lowest in the summer quarter. Our costs and expenses, however, do not fluctuate as significantly as revenues on a quarterly basis. We anticipate that the seasonal pattern in revenues and earnings will continue in the future.

Quarterly Financial Results (unaudited)

   The following table sets forth the Company's quarterly results for 2000 and 2001.

                                                        Quarter Ended
                          -------------------------------------------------------------------------
                          Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30,
                            1999      1999     2000     2000     2000      2000     2001     2001
                          --------- -------- -------- -------- --------- -------- -------- --------
                                            (in thousands, except per share data)
Net Revenues............   $60,850  $87,023  $83,195  $76,181   $72,561  $103,112 $100,366 $94,642
Income before interest
 and taxes..............     1,693   19,566   11,968    5,115     2,511    24,639   16,009   6,516
Income before income
 taxes..................     1,570   19,247   11,881    4,918     1,896    23,816   15,570   6,118
Net income..............   $   926  $11,524  $ 7,113  $ 2,967   $ 1,156  $ 14,531 $  9,498 $ 3,793
                           =======  =======  =======  =======   =======  ======== ======== =======
Earnings per share
 Basic..................   $   .03  $   .40  $   .25  $   .10   $   .04  $    .49 $    .32 $   .13
                           =======  =======  =======  =======   =======  ======== ======== =======
 Diluted................   $   .03  $   .39  $   .24  $   .10   $   .04  $    .47 $    .30 $   .12
                           =======  =======  =======  =======   =======  ======== ======== =======

Liquidity and Capital Resources

   Our cash flow from operations has been the primary source of financing for capital expenditures and growth. Additionally, we maintain a revolving credit agreement. Cash flow from operations was $36.4 million, $47.7 million and $70.9 million for 1999, 2000 and 2001, respectively. Cash flow from operating and investing activities does not reflect capital expenditures of approximately $5.1 million, $13.2 million and $4.5 million which are included in accounts payable as of June 30, 1999, 2000 and 2001, respectively. Additionally, cash flow from operating and financing activities does not reflect income tax deductions related to the exercise of options of $2.7 million, $0.9 million and $9.8 million in 1999, 2000 and 2001, respectively. These deductions do not affect our tax provision; the benefit is recorded as additional paid-in capital in the accompanying consolidated balance sheets. Therefore, the change in the applicable balance sheet accounts (accounts payable, property and equipment, accrued liabilities and additional paid-in capital) does not directly correlate to the corresponding amounts in the accompanying statements of cash flows.

   We had net working capital of $11.5 million as of June 30, 2001, up from $3.8 million as of June 30, 2000. This change is due primarily to the timing of payments made for capital expenditures. As noted above, purchases of property and equipment included in accounts payable decreased approximately $8.7 million from June 30, 2000 to June 30, 2001. Advanced payments increased approximately $8.1 million and $14.9 million as compared to the respective prior year-end balances at June 30, 2000 and 2001. Increases in enrollment, tuition and monies received in connection with alternative loan programs offered to students, as well as arrangements offering incentives for early tuition payments, have contributed to this increase. Unearned revenue of approximately $446,000 and $1.7 million was included with advanced payments as of June 30, 2000 and 2001, respectively.

   As of June 30, 2001, gross trade accounts receivable increased by $7.3 million, or 27.9%, to $33.4 million from the prior year primarily due to the higher enrollment and tuition rates. Additionally, certain recently acquired schools have not yet been converted to the quarter system used by most of The Art Institutes and were in session as of year-end. Under the payment terms, these balances would be reduced by the end of the applicable class sessions. Although tuition increases have exceeded corresponding increases in federal financial aid sources, we have arranged for alternative financing sources to manage our credit risk. Our allowance for doubtful accounts was $9.4 million, $14.1 million and $17.4 million as of June 30, 1999, 2000 and 2001, respectively. This represents increases of 12.6%, 50.4% and 23.6% in our allowance for doubtful accounts for 1999, 2000 and 2001, respectively. We determine our reserve for accounts receivable by categorizing gross receivables based upon the enrollment status of the student (in-school, out of school, summer leave of absence and collections), then establishing a reserve based on the likelihood of collections (in-school receivables being the lowest percent reserved). We provide for extended payment terms beyond graduation (generally six months). As more students have utilized this option, the out-of-school category has increased as a percentage of gross receivables, which has resulted in an increase in the corresponding allowance against these balances. Therefore, the change between years in the allowance results from both the overall increase in trade receivables as well as changes in the distribution of gross receivables among the categories.

   Our credit facility, which we entered into during fiscal 2000 and amended recently, currently allows for maximum borrowings of $200.0 million through its expiration on September 20, 2004. Certain of our assets secure our borrowings under this credit facility. Under the credit facility as amended and restated, we have the ability to borrow up to $150.0 million on a revolving basis and $50.0 million in the form of a term loan. Upon the consummation of this offering, the $50.0 million term loan commitment under the credit facility will no longer be available. Certain outstanding letters of credit reduce the amounts available under the credit facility. As of June 30, 2001, we had approximately $45.4 million of borrowing capacity available under the credit facility. The credit facility, as amended and restated, contains customary covenants that, among other things, require us to meet specified financial ratios, limit our ability to incur additional debt and restrict our ability to pay dividends, repurchase our common stock and make acquisitions. As of June 30, 2001, the average interest rate for borrowings under the credit facility was 4.5%, and we were in compliance with all covenants under the credit facility.

   We use borrowings under the credit facility primarily to fund working capital needs resulting from the seasonal pattern of cash receipts throughout the year. The level of accounts receivable reaches a peak immediately after the billing of tuition and fees at the beginning of each academic quarter. Collection of these receivables is heaviest at the start of each academic quarter.

Capital Expenditures

   Capital expenditures made during the three years ended June 30, 2001 reflect the implementation of our initiatives emphasizing the addition of new schools and education programs and investment in classroom technology. Our capital expenditures (on an accrual basis) were $55.9 million, $58.1 million and $38.8 million, for 1999, 2000 and 2001, respectively. We expect that total capital spending for 2002 will remain relatively consistent as a percentage of net revenues, as compared to 2001. We anticipate that these expenditures will be financed primarily through cash flow from operations and supplemented as needed with borrowings under the revolving credit agreement. The anticipated expenditures relate principally to the investment in schools acquired or started during the previous several years and to be added in 2002, continued improvements to current facilities, additional or replacement school and housing facilities and classroom and administrative technology.

   We lease the majority of our facilities. Future commitments on existing leases will be paid from cash provided by operating activities.

Regulations

   We indirectly derived approximately 60% of our net revenues in 2001 from Title IV Programs. DOE regulations prescribe the timing of disbursements of funds under Title IV Programs. Students must apply for a new loan for each academic year. Lenders generally provide loan funds in multiple disbursements each academic year. For first-time students in their first academic quarter, the initial loan disbursement is generally received at least 30 days after the commencement of that academic quarter. Otherwise, the first loan disbursement is received, at the earliest, ten days before the commencement of the student's academic quarter.

   DOE regulations require Title IV Program funds received by our schools in excess of the tuition and fees owed by the relevant students at that time to be, with these students' permission, maintained and classified as restricted until they are billed for the portion of their educational program related to those funds. Funds transferred through electronic funds transfer programs are held in a separate cash account and released when certain conditions are satisfied. These restrictions have not significantly affected our ability to fund daily operations.

   Education institutions participating in Title IV Programs must satisfy a series of specific standards of financial responsibility. DOE has adopted standards to determine an institution's financial responsibility to participate in Title IV Programs. The regulations establish three ratios:

  . the equity ratio, intended to measure an institution's capital resources, ability to borrow and financial viability;

  . the primary reserve ratio, intended to measure an institution's ability to support current operations from expendable resources; and

  . the net income ratio, intended to measure an institution's profitability.

   Each ratio is calculated separately, based on the figures in the institution's most recent annual audited financial statements, and then weighted and combined to arrive at a single composite score. Such composite score must be at least 1.5 for the institution to be deemed financially responsible without conditions or additional oversight.

   Regulations promulgated under the HEA also require all for-profit education institutions to comply with the "90/10 Rule," which prohibits participating schools from deriving more than 90% of their total revenue from Title IV Programs in any year.

   If an institution fails to meet any of these requirements, it may be deemed to be not financially responsible by DOE, or otherwise ineligible to participate in Title IV Programs. We believe that all of our participating schools met these requirements as of June 30, 2001.

   You should refer to "Risk Factors" and our filings with the Securities and Exchange Commission that have been incorporated by reference in this prospectus for a more complete discussion of the regulatory oversight to which we are subject in the conduct of our business.

Effect of Inflation

   We do not believe that our operations have been materially affected by inflation.

Impact of New Accounting Standards

   In June 2001, SFAS No. 141, "Business Combinations," was issued. The statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." The statement requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. SFAS 141 became effective on July 1, 2001. Our adoption of SFAS 141 will not have a material impact on our financial position or results of operations.

   In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. We adopted this statement as of July 1, 2001. We are required to complete a transitional goodwill impairment test for all goodwill at the reporting unit level by December 31, 2001, and we currently are preparing for this. Adopting SFAS 142 will affect the financial position and results of operations because goodwill will no longer be amortized. We anticipate that our adoption of this statement in fiscal 2002 will decrease amortization of intangibles expense by approximately $1.0 million, reduce the effective tax rate (but not the tax provision) by less than 1% and increase diluted earnings per share by approximately $.03 for fiscal 2002.

                                    BUSINESS

The Company

   We are among the largest providers of private postsecondary education in the U.S., based on student enrollment and revenues. Through The Art Institutes, we offer master's, bachelor's, associate's and non-degree programs in design, media arts, culinary arts and fashion. We operate 25 schools in 21 metropolitan areas in the U.S., with 32,375 students enrolled as of the start of our second quarter of fiscal 2002. We have provided career-oriented programs for over 35 years, and our Art Institutes have more than 125,000 graduates.

   The Art Institutes' programs are designed to provide the knowledge and skills necessary for entry-level employment in various fields, including graphic design, media arts and animation, multimedia and Web design, digital media production, interior design, industrial design, culinary arts, photography, game art and design and fashion. These programs typically are completed in 18 to 48 months and culminate in a bachelor's or associate's degree. Currently, 19 Art Institutes offer bachelor's degree programs, and we expect to continue to introduce bachelor's degree programs at schools in states that permit private postsecondary institutions to offer such programs.

   In addition to The Art Institutes, we also own The New York Restaurant School, a culinary arts and restaurant management school located in New York City that offers an associate's degree program and certificate programs. We also offer paralegal certificate programs through NCPT (The National Center for Paralegal Training).

   Our graduates are employed by a broad range of employers nationwide. Approximately 90.7% of the calendar year 2000 graduates of all programs at our schools who were available for employment obtained positions in fields related to their programs of study within six months of graduation.

Industry Background

   According to NCES, 14.8 million students obtained some form of postsecondary education in 1999. NCES estimates that total student enrollment will increase by 19.6% to 17.7 million from 1999 to 2011. There are approximately 4,100 accredited institutions offering degrees at the associate level or above, and federal funds available to support postsecondary education exceeded $47 billion in 2000. Several economic, demographic and social trends are contributing to a growing demand for career-oriented program offerings.

   Increasing Number of High School Graduates. Favorable demographic trends are expected to continue over the next decade as children of "baby boomers" complete high school. In 1999, U.S. high school graduates represented approximately 2.8 million new prospective postsecondary students, and according to NCES, that number is projected to increase by 12% to 3.1 million graduates in 2010.

   Greater Emphasis on Postsecondary Education. Enrollment in postsecondary programs is expected to continue to increase substantially as individuals seek to enhance their skills or retrain for new job requirements. According to the U.S. Census Bureau, the percentage of the population 18 years and over that has achieved some level of postsecondary education has grown to 50.3% in 2000 from 39.3% in 1991. In addition, more adults are expected to seek postsecondary education. NCES estimates that the number of adults enrolled in U.S. postsecondary education will reach 15.2 million in 2001 from 13.6 million in 1990.

   Economic Value of Postsecondary Education. Postsecondary education leads to significant and measurable improvements in a person's financial prospects, and we believe that the public is increasingly aware of this relationship. On average, a person with an associate's degree earns approximately 36.4% more than a high school graduate, while a person with a bachelor's degree earns 96.5% more than a high school graduate and a person with a doctoral degree earns 277.2% more than a high school graduate.

   Constraints on Public Colleges. We believe that private degree-granting institutions will have an advantage over their principal competitors, the public two-year and four-year institutions, in capitalizing on the trends in the postsecondary education market. Limited recent growth in federal, state and local budgets for postsecondary education has caused budgetary constraints among traditional colleges and made facility and educational program expansion difficult. As private degree granting institutions, we have the ability to respond quickly to the changing needs of employers.

Operating Strategy

   We have consistently increased revenues and profitability through the implementation of our operating strategy. Our strategy has been developed and refined based on our management team's accumulated knowledge and experience in operating schools. The key elements of our operating strategy include the following:

   Refining and Adapting Existing Education Programs. We strive to meet the changing needs of employers by regularly refining and adapting the programs taught in our schools. We use various means to evaluate each school's programs and ensure our curricula stay current and relevant, including employer surveys and curriculum advisory committees. We selectively introduce programs that have proven successful elsewhere in our school system.

   Providing an Environment Conducive to Learning. We seek to provide our students with high-quality facilities, classroom technology and other equipment in order to furnish them with an environment in which they can succeed. We offer flexible class schedules to accommodate working individuals. We also limit class sizes and encourage direct interaction between students and faculty.

   Improving Student Outcomes and Employment. We seek to continually increase the number of students who finish their programs of study, the number of graduates who find employment in fields related to their programs of study and the starting salaries of those graduates. To achieve these goals, we have implemented measures for academic placement testing and developmental learning courses, employed faculty with practical experience in their fields and dedicated resources to graduate career assistance. High rates of employment for graduates of our schools enhance our overall reputation and our ability to attract new students.

   Efficient Management Structure. In order to capitalize on the experience of our senior management and to encourage uniform business practices, we conduct business through a disciplined management structure that utilizes detailed operating plans and a continuous flow of performance data. Our infrastructure allows for consistency and efficiency in our operational functions, such as accrediting and licensing, central purchasing, curriculum development, finance and accounting, human resources, legal, marketing and student financial aid administration, which we believe enables us to achieve significant operating efficiencies.

   Enhancing Enrollment at Existing Schools. We believe that considerable growth opportunities exist in our current schools. We seek to increase enrollment at our existing schools by effective student recruitment through our high school program, our Web presence, referrals from existing students, graduates and employees, the use of direct response media advertising and outreach to international students.

Growth Strategy

   Our objective is to continue to grow our revenues and profitability while maintaining the educational integrity and quality of our programs through the following components of our growth strategy:

   Creating New Education Programs. We continually seek to optimize our portfolio of education programs to meet the needs of students and employers. As private degree-granting institutions, our schools have the ability to work closely with employers to develop and implement new education programs in markets with high demand. This communication and collaboration with the business community gives us the ability to react quickly to the changing needs of employers. We believe that developing programs that balance the opportunities in the job market and the interests of students will increase enrollment and expand our revenue base.

   We also intend to increase the number of bachelor's degree programs offered in several fields of study. Bachelor's degree programs benefit students by providing them with enhanced employment opportunities and starting salaries and benefit us by providing a longer revenue stream than two-year associate's degree programs. We will seek to introduce additional bachelor's degree programs at schools in states that permit private postsecondary institutions to offer such programs. We have recently developed bachelor's degree programs in digital media production, game art and design, and visual effects and motion graphics. We currently offer bachelor's degree programs at 19 of our 23 Art Institutes.

   Opening or Acquiring Schools. To further our national presence and to attract more students over a broader geographic base, we plan to open or acquire education institutions in desirable locations. We intend to acquire those schools where we can leverage our accumulated knowledge and experience to improve operating and financial performance. Our acquisitions of existing institutions also allow us to expand our education programs. Furthermore, our presence in new markets is intended to assist our graduates seeking employment in those markets.

   The Argosy transaction exemplifies our acquisition strategy. We believe we can enhance Argosy's growth through the introduction of our more disciplined approach to planning and operational reporting and our proven operating strategy. Additionally, we believe that through this acquisition we will benefit from co-location opportunities, the elimination of duplicative public company costs, the sharing of certain centralized services and potential enrollment in Argosy's programs by graduates of The Art Institutes.

   Expanding Online Education Offerings. The Art Institute Online currently offers certificate through bachelor's degree programs in graphic design and multimedia and Web design. We intend to develop additional online courses, continue our Web presence and enter into relationships with hardware and software companies to help promote our offerings.

Education Programs and Schools

   Our primary goal is to promote student success by providing students with the education necessary to meet employers' current and anticipated needs. We offer quality education programs that are taught by industry professionals and are typically completed within 18 to 48 months.

   The Art Institutes offer the following degree programs. Not all programs are offered at each Art Institute. For internal purposes, we classify our degree programs according to four "schools" or areas of study.

The School of Design                    The School of Media Arts

Associate's Degree Programs             Associate's Degree Programs
 Computer-Aided Drafting & Design         Audio Production
 Animation Art & Design                   Broadcasting
 Graphic Design                           Information Technology & Design
 Interior Design                          Photography
 Industrial Design Technology             Multimedia & Web Design
                                          Video Production
Bachelor's Degree Programs
 Media Arts & Animation                 Bachelor's Degree Programs
 Game Art & Design                        Multimedia & Web Design
 Graphic Design                           Photography
 Interior Design                          Digital Media Production
 Industrial Design                        Visual Effects & Motion Graphics(1)

The School of Culinary Arts             The School of Fashion

Associate's Degree Programs             Associate's Degree Programs
 Culinary Arts                            Fashion Design
 Restaurant & Catering Management         Fashion Marketing
                                          Visual Merchandising
Bachelor's Degree Programs
 Culinary Management                    Bachelor's Degree Programs
                                          Fashion Design
                                          Fashion Marketing and Management
--------
(1)To be offered beginning in the spring quarter of calendar 2002.

   NYRS also offers an associate's degree program in culinary arts and restaurant management and certificate programs in culinary arts, pastry arts, culinary skills and restaurant management. NCPT (National Center for Paralegal Training) offers paralegal certificate programs.

   Our New Program Development Team consists of members of school and corporate management, faculty members and education department heads. This team is responsible for researching and consulting with representatives of leading employers and other firms in order to identify potential new education programs to be offered by The Art Institutes in response to the needs of the economy in response to market demand.

   Our online education strategy is carried out by The Art Institute Online, a division of The Art Institute of Pittsburgh. The Art Institute Online currently offers certificate through bachelor's degree programs in graphic design and multimedia and Web design. Students at certain Art Institutes are now eligible to take some of their courses online, and there is a growing number of "virtual" students taking all of their courses online. We also offer online courses for working professionals in Web development and Web site design. As of the second quarter of fiscal 2001, there were 570 students taking some or all of their coursework online, compared to 165 students the prior year.

   Approximately 7.9% of the average quarterly student enrollment at our schools in fiscal 2001 was in specialized diploma programs. Academic credits from the specialized diploma and certificate programs at The Art Institutes and NYRS are transferable into bachelor's and associate's degree programs at those schools. Diploma and certificate programs are designed for working adults who seek to supplement their education or are interested in enhancing their marketable skills.

   During fiscal 2001, The Illinois Institute of Art at Schaumburg, The Art Institute of Colorado and The Art Institute of Houston began offering certificate programs through the Center for Professional Development. The Center for Professional Development was formed to develop and administer certificate programs to a wide audience, including alumni seeking advances in their career fields and professionals in other career fields looking to add marketable new skill sets. Additionally, the Center for Professional Development will conduct contract skills training for companies seeking to update their employees' skills.

   The following table shows the location of each of our schools, the name under which it operates, the year of its establishment, the date we opened or acquired it, and the accrediting agency (for schools accredited by more than one recognized accrediting agency, the primary accrediting agency is listed first).

                                                          Fiscal Year
                                               Calendar      EDMC
                                                 Year      Acquired/
School                    Location            Established   Opened    Accrediting Agency
------                    ------------------- ----------- ----------- ---------------------
The Art Institute of
 Atlanta................  Atlanta, GA            1949        1971     SACS(1)
The Art Institute of
 California.............  San Diego, CA          1981        2001     ACCSCT(2)
The Art Institute of
 Charlotte..............  Charlotte, NC          1973        2000     ACICS(3)
The Art Institute of
 Colorado...............  Denver, CO             1952        1976     ACICS
The Art Institute of
 Dallas.................  Dallas, TX             1964        1985     SACS
The Art Institute of
 Fort Lauderdale........  Fort Lauderdale, FL    1968        1974     ACICS
The Art Institute of
 Houston................  Houston, TX            1974        1979     SACS
The Art Institute of Las
 Vegas..................  Las Vegas, NV          1983        2001     ACCSCT
The Art Institute of Los
 Angeles................  Los Angeles, CA        1997        1998     ACCSCT & ACICS(4)
The Art Institute of Los
 Angeles--Orange
 County.................  Orange County, CA      2000        2001     ACICS(5)
The Art Institute         Pittsburgh, PA         1999        2000     Approved to offer
 Online.................                                              programs as a
                                                                      division of The Art
                                                                      Institute of
                                                                      Pittsburgh.
The Art Institute of
 Philadelphia...........  Philadelphia, PA       1971        1980     ACICS
The Art Institute of
 Phoenix................  Phoenix, AZ            1995        1996     ACICS(5)
The Art Institute of
 Pittsburgh.............  Pittsburgh, PA         1921        1970     ACCSCT & ACICS
The Art Institute of
 Portland...............  Portland, OR           1963        1998     NWASC(6)
The Art Institutes
 International at San
 Francisco..............  San Francisco, CA      1939        1998     ACICS
The Art Institute of
 Seattle................  Seattle, WA            1946        1982     NWASC
The Art Institute of
 Washington.............  Arlington, VA          2000        2001     SACS(7)
The Art Institutes
 International
 Minnesota..............  Minneapolis, MN        1964        1997     ACICS
The Illinois Institute
 of Art at Chicago......  Chicago, IL            1916        1996     ACCSCT
The Illinois Institute
 of Art at Schaumburg...  Schaumburg, IL         1983        1996     ACCSCT(8)
International Fine Arts
 College................  Miami, FL              1965        2002     SACS
NCPT (The National
 Center for Paralegal
 Training)..............  Atlanta, GA            1973        1973     ACICS
The New England
 Institute of Art and
 Communications.........  Boston, MA             1988        2000     NEASC(9)
The New York Restaurant
 School.................  New York, NY           1980        1997     ACCSCT, ACICS and New
                                                                      York State Board of
                                                                      Regents

--------
(1) Commission on Colleges of the Southern Association of Colleges and Schools.
(2) Accrediting Commission of Career Schools and Colleges of Technology.
(3) Accrediting Council of Independent Colleges and Schools.
(4) As a branch of The Art Institute of Pittsburgh.

(5) As a branch of The Art Institute of Colorado.
(6) Commission on Colleges of the Northwest Association of Schools and
    Colleges.
(7) As a branch of The Art Institute of Atlanta.
(8) As a branch of The Illinois Institute of Art at Chicago.
(9) New England Association of Schools and Colleges, Inc. through its Commission on Technical and Career Institutions.

Recruitment and Marketing

   The general reputation of The Art Institutes and referrals from current students, alumni and employers are our largest sources of new students. We also employ marketing tools such as the Internet, high school visits and recruitment events, and television and print media advertising. We use our internal advertising agency to create publications, television and radio commercials, videos and other promotional materials for our schools. We estimate that in fiscal 2001 referrals accounted for 34% of new student enrollment at The Art Institutes, high school recruitment programs accounted for 19%, our Web sites accounted for 19%, broadcast advertising accounted for 17%, print media accounted for 6%, direct mail efforts accounted for 3% and international marketing and all other forms of promotional means accounted for less than 2%.

   In fiscal 2001, The Art Institutes' marketing efforts generated inquiries from approximately 370,000 qualified prospective students. The Art Institutes' inquiry-to-application conversion ratio decreased to 9.1% in fiscal 2001 from 9.7% in fiscal 2000, and the applicant-to-new student ratio was 63.8% for both fiscal 2001 and 2000.

   We employ approximately 100 representatives who make presentations at high schools to promote The Art Institutes. The Art Institutes' representatives also participate in college fairs at which prospective students can meet with a representative, view artwork and videos and receive enrollment information. In fiscal 2001, representatives visited over 12,000 high schools, giving approximately 36,000 presentations, and attended approximately 1,800 career events. Summer teenager and teacher workshops are held to inform students and educators of the education programs offered by The Art Institutes. Our marketing efforts to reach young adults and working adults who may be attracted to evening programs are conducted through local newspaper advertising, direct mail campaigns and broadcast advertising.

Student Admissions and Retention

   Each applicant for admission to an Art Institute is required to have a high school diploma or a recognized equivalent and to submit a written essay. Prospective students are interviewed to assess their qualifications, their interest in the programs offered by the applicable Art Institute and their commitment to their education. In addition, the curricula, student services, education costs, available financial resources and student housing are reviewed during interviews, and tours of the facilities are conducted for prospective students.

   Art Institute students are of varying ages and backgrounds. For fiscal 2001, approximately 31% of the entering students matriculated directly from high school, approximately 29% were between the ages of 19 and 21, approximately 28% were 22 to 29 years of age and approximately 12% were 30 years of age or older.

   Students at our schools may fail to finish their programs for a variety of personal, financial or academic reasons. To reduce the risk of student withdrawals, each Art Institute devotes staff resources to advise students regarding academic and financial matters, part-time employment and housing. Remedial courses are mandated for students with lower academic skill levels and tutoring is encouraged for students experiencing academic difficulties. The Art Institutes' net annual persistence rate, which measures the number of students who are enrolled during a fiscal year and either graduate or advance to the next fiscal year, was 65.7% in fiscal 2001 and 64.8% in fiscal 2000.

Graduate Employment

   Based on information received from graduating students and employers, we believe that students graduating from our schools during the five calendar years ended December 31, 2000 obtained employment in fields related to their programs of study as follows:

                                              Percentage of Available
                                  Number of   Graduates who Obtained
      Graduating Classes          Available    Employment Related to
       (Calendar Year)           Graduates(1)   Program of Study(2)
      ------------------         ------------ -----------------------
      2000......................    5,414              90.7%
      1999......................    5,279              90.1
      1998......................    4,719              90.9
      1997......................    4,749              87.3
      1996......................    4,167              86.4

--------
(1) The term "Available Graduates" refers to all graduates except those who are pursuing further education, who are deceased or are in active military service, who have medical conditions that prevent such graduates from working, who are continuing in a professional unrelated career or who are international students no longer residing in the United States.
(2) The information presented reflects employment in fields related to graduates' programs of study within six months after graduation.

   For calendar year 2000, the approximate average starting salaries of graduates of degree and diploma programs at The Art Institutes were as follows:
The School of Culinary Arts--$25,557; The School of Design--$28,529; The School of Fashion--$25,861; and The School of Media Arts--$27,719.

   Each Art Institute offers career-planning services to all graduating students through its Career Services department. Specific career advice is provided during the last two quarters of a student's education. In addition to individualized training in interviewing, networking techniques and resume writing, a Career Development course is also required for all students. Students also receive portfolio counseling where appropriate. The Art Institutes maintain contact with approximately 40,000 employers nationwide. Career Services advisors educate employers about the programs at The Art Institutes and the caliber of their graduates. These advisors also participate in professional organizations, trade shows and community events to keep apprised of industry trends and maintain relationships with key employers. Career Services staff members also visit employer sites to learn more about their operations and better understand their recruiting needs.

   Employers of Art Institute graduates include numerous small and medium-sized companies, as well as larger companies with a national or international presence. The following companies are representative of the larger companies that employ Art Institute graduates: AT&T, Microsoft Corporation, Marriott International, Inc., The Home Depot, Viacom, The Gap, Federated Department Stores, The Boeing Company, Eddie Bauer, Inc., Ethan Allen Interiors Inc., FlightSafety International, Humongous Entertainment, Inc., Kinko's Corporation, Sodexho, The May Department Stores Company, The Neiman Marcus Group, Inc., Aramark, Nintendo of America, Nordstrom, Inc., The Ritz-Carlton, Sears Roebuck and Co., Sierra On-Line, Inc., Starwood Hotels & Resorts, Fox Entertainment Group, TCI International, Inc., AOL Time Warner Inc. and The Walt Disney Company.

Tuition

   Tuition rates vary by geographic region, but are generally consistent by program at the respective schools. The weighted average tuition per credit hour paid by our students in the Summer 2001 quarter was approximately $275. Our associate's degree programs range in length from 90 to

135 credit hours, and our bachelor's degree programs range in length from 180 to 192 credit hours. Historically, we have been able to pass along cost increases through increases in tuition. Our schools implemented tuition rate increases averaging approximately 7% during 2001. We believe that we can continue to increase tuition as educational costs at other postsecondary institutions, both public and private, continue to rise.

Employees

   As of June 30, 2001, we employed 2,719 full-time and 989 part-time staff and faculty. The staff and faculty are experienced in assessing the needs of the employment markets and designing and updating education programs to prepare students for employment. Many faculty members are or have been successful professionals in their respective fields.

   Each Art Institute is staffed with an executive committee, typically consisting of a president, dean of education, director of admissions, director of administrative and financial services, director of student services and director of human resources.

Competition

   The postsecondary education market is highly competitive. Our schools compete with traditional public and private two-year and four-year colleges and universities and other private schools. Certain public and private colleges and universities may offer programs similar to those of our schools. Public institutions often receive government subsidies, government and foundation grants, tax-deductible contributions and other financial resources generally not available to for-profit schools. Accordingly, public institutions may have facilities and equipment superior to those in the private sector and may be able to offer lower tuition prices. However, tuition at private non-profit institutions is, on average, higher than the tuition at our schools.

Properties

   As of June 30, 2001, our schools were located in major metropolitan areas in 16 states. We and our subsidiaries currently lease a majority of our facilities.

Regulatory Matters

   We are subject to extensive regulation by the DOE, state education regulators and accrediting agencies. You should refer to "Risk Factors" and to our filings with the Securities and Exchange Commission that have been incorporated by reference in this prospectus for a more complete discussion of the regulatory oversight to which we are subject in the conduct of our business.

Legal Matters

   We are a defendant in certain legal proceedings as a result of the ordinary conduct of our business. Based upon our investigation of these proceedings and discussions with legal counsel, we believe that the ultimate outcome of such legal proceedings, individually and in the aggregate, will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

                                   MANAGEMENT

   Our Board of Directors currently consists of nine directors divided into three classes. At each annual meeting of shareholders, directors are elected for three-year terms to succeed the directors of that class whose terms are expiring. Messrs. Atwell, Campbell and Greenstone are Class I directors whose terms of office expire in 2003; Messrs. Burke and Gioella and Ms. Knutson are Class II directors whose terms of office expire in 2001; and Messrs. Knutson, McKernan and Pasman are Class III directors whose terms of office expire in 2002. Each of the Class II directors has been nominated for reelection to the Board of Directors for another three-year term that will expire in 2004.

   The following table sets forth certain information with respect to our executive officers and directors:

Name                     Age Position
----                     --- --------
Robert B. Knutson.......  67 Chairman and Chief Executive Officer and Director
Robert P. Gioella.......  53 President, Chief Operating Officer and Director
John R. McKernan, Jr....  53 Vice Chairman and Director
Robert T. McDowell......  47 Executive Vice President and Chief Financial Officer
David J. Pauldine.......  44 President, The Art Institutes
Robert H. Atwell........  70 Director
James J. Burke, Jr......  49 Director
William M. Campbell,
 III....................  41 Director
Albert Greenstone.......  74 Director
Miryam L. Knutson.......  56 Director
James S. Pasman, Jr.....  70 Director

   Robert B. Knutson has been our Chairman and Chief Executive Officer since 1986. He is a graduate of the University of Michigan (B.A., Economics 1956) and was a fighter pilot with the U.S. Air Force from 1957 to 1962. Mr. Knutson joined us as a director in 1969 and became our President in 1971 and our Chairman, President and Chief Executive Officer in 1986. Mr. Knutson is the husband of Miryam L. Knutson, one of our directors.

   Robert P. Gioella has been our President and Chief Operating Officer since March 1999 and a director since June 1999. From 1998 to March 1999, he was our Senior Vice President/Operations, and from 1997 to 1998, he was our Vice President--New School Operations. From 1993 to 1997, Mr. Gioella was President of The Art Institute of Philadelphia. He is a graduate of the University of Steubenville (B.A., Political Science 1970) and Duquesne University (M.A., Political Science 1976).

   John R. McKernan, Jr. has been our Vice Chairman and a director since June 1999. Mr. McKernan served as Governor of the State of Maine from 1987 to 1995. Since 1995, he has been the Chief Executive Officer of McKernan Enterprises, Inc., a consulting and investment firm. He is a graduate of Dartmouth College (B.A., Government 1970) and the University of Maine Law School (J.D., 1974).

   Robert T. McDowell is our Executive Vice President and Chief Financial Officer. From 1994 to September 1999, he was our Senior Vice President and Chief Financial Officer. He is a graduate of the University of Pittsburgh (B.A., Economics 1977; M.B.A., 1978). Mr. McDowell joined us in 1988.

   David J. Pauldine is President of The Art Institutes. He is a graduate of The University of Dayton (B.A., Marketing 1979) and Antioch University (M.A., Leadership 1997). From 1990 to 1993, Mr. Pauldine was President of The Art Institute of Seattle. Mr. Pauldine also was the President of The Art Institute of Fort Lauderdale from 1994 to 1998, our Senior Vice President, Marketing from 1998 to March 1999, and our Executive Vice President from March 1999 to November 2000.

   Robert H. Atwell has been a director since 1996. He is a graduate of the College of Wooster (B.A., Political Science 1953) and the University of Wisconsin (M.A., Public Administration 1957). From 1984 until 1996, Mr. Atwell was the President of the American Council on Education. From 1996 until 2000, he was a senior consultant with A.T. Kearney, Inc., a global consulting firm.

   James J. Burke, Jr. has been a director since 1986. He is a graduate of Brown University (B.A., Psychology 1973) and Harvard University Graduate School of Business Administration (M.B.A., 1979). He is a partner and director of Stonington Partners, Inc., a private investment firm, a position that he has held since 1993, and he has been a partner and director of Stonington Partners, Inc. II since 1994. Mr. Burke also serves on the board of directors of AnnTaylor Stores Corporation.

   William M. Campbell, III has been a director since 1996. He is a graduate of Harvard College (B.A., Economics 1982) and Harvard University Graduate School of Business Administration (M.B.A., 1987). From 1994 to 1998, he was an Executive Vice President of CBS Television. Since 1998, he has been the President of Miramax Television.

   Albert Greenstone is the President Emeritus of NCPD (The National Center for Professional Development), and he has been a director since 1973. He attended the University of Virginia (1946 to 1948) and graduated from the University of Georgia Law School (J.D., 1950). Mr. Greenstone joined us in 1972 as President and Chief Executive Officer of The National Center for Paralegal Training and became the President Emeritus of NCPD (The National Center for Professional Development) in 1994.

   Miryam L. Knutson has been a director since 1990. She is a graduate of the Universidad del Zulia, Venezuela (B.A., Journalism 1965). Ms. Knutson joined us in 1984 and held a variety of management positions. From 1989 to 1996, she was our President and Chief Operating Officer. From 1996 to 1998, she was our Vice Chairman. From 1998 to 2000, she worked as a part-time consultant-employee for us. She has also acted as a consultant for Stonington Partners, Inc. and Arena Capital Partners, L.L.C. Ms. Knutson is the wife of Robert B. Knutson, our Chairman and Chief Executive Officer.

   James S. Pasman, Jr. has been a director since 1997. He is a graduate of Upsala College (B.B.A., 1956) and the Stern School of Business at New York University (M.B.A., 1962). From 1989 to 1991, he was the President and Chief Operating Officer of National Intergroup, Inc. and Chairman of the Board of Permian Oil Corp. Since then, Mr. Pasman has been retired. Mr. Pasman serves on the board of directors of Credit Suisse Asset Management Corp. Income Fund, Credit Suisse Asset Management Corp. High Yield Income Fund, the Deutsche Bank VIT Trust and Tyco International, Ltd.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 1, 2001, and as adjusted to reflect the sale of shares offered hereby, by:

  . each person whom we know beneficially owns more than 5% of our common stock;

  .   each member of our Board of Directors;

  .   each of our named executive officers; and

  .   all directors and executive officers as a group.

   Unless otherwise indicated below, the persons in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                            Before Offering(2)              After Offering(2)
                           --------------------            --------------------
                              Shares                          Shares
Name of Beneficial         Beneficially           Shares   Beneficially
Owner(1)                      Owned     Percent to be Sold    Owned     Percent
------------------         ------------ ------- ---------- ------------ -------
Education Management
 Corporation Employee
 Stock Ownership
 Trust(3)................   4,657,942    15.3%        --    4,657,942    13.7%
Baron Capital Group,
 Inc.(4).................   2,976,700     9.8%        --    2,976,700     8.8%
Robert B. Knutson(5)(6)..   3,294,611    10.9%   658,922    2,635,689     7.7%
Robert P. Gioella(7).....     138,180       *     27,636      110,544       *
John R. McKernan,
 Jr.(8)..................      86,354       *     17,277       69,077       *
Robert T. McDowell(9)....     281,613       *     30,000      251,613       *
David J. Pauldine(10)....     160,572       *     32,114      128,458       *
Robert H. Atwell(11).....       7,500       *      5,000        2,500       *
James J. Burke, Jr.(12)..     219,302       *     43,860      175,442       *
William M. Campbell,
 III(13).................      34,500       *         --       34,500       *
Albert Greenstone(14)....      21,588       *      5,000       16,588       *
Miryam L.
 Knutson(5)(15)..........     230,290       *     46,058      184,232       *
James S. Pasman,
 Jr.(16).................      36,500       *         --       36,500       *
All executive officers
 and directors as a group
 (11 persons)(17)........   4,511,010    14.6%   865,867    3,645,143    10.5%

--------
  *Less than 1%
 (1) The address of each listed shareholder, unless otherwise noted, is c/o Education Management Corporation, 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222.
 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person and the percentage ownership of that person includes shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of October 1, 2001. As of October 1, 2001, there were issued and outstanding 30,354,222 shares of common stock and no shares of preferred stock. Calculations of percentage ownership are based on an aggregate of 30,354,222 shares of common stock outstanding at October 1, 2001, and 33,988,355 shares of common stock outstanding after the offering. Amounts do not reflect the exercise of underwriters' option to purchase up to an additional 675,000 shares of common stock. If the underwriters exercise their option in full, the Company will sell an additional 337,500 shares of common stock, with the remaining 337,500 shares to be sold by the selling shareholders on a pro rata basis in proportion to the number of shares sold by each of them in the offering.
 (3) These shares are held by the trustee, Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, for the benefit of participants in the Education Management Corporation Employee Stock Ownership Trust (the "ESOP"). The ESOP is administered by the Company's Retirement Committee. ESOP participants are entitled to direct the voting of the shares of common stock allocated to their respective accounts. Allocated shares of common stock for which voting instructions are not given and unallocated shares held by the ESOP are voted by the trustee in the manner determined by the Retirement Committee.
 (4) The address of Baron Capital Group, Inc. and its affiliates, BAMCO, Inc., Baron Capital Management, Inc., Baron Asset Fund, and Ronald Baron, is 767 Fifth Avenue, New York, New York 10153. These persons share both voting and dispositive power over some or all of the shares set forth opposite the name "Baron Capital Group, Inc." in the table. The information provided for Baron Capital Group, Inc. is based on information provided in a filing with the Securities and Exchange Commission.
 (5) Mr. Knutson and Ms. Knutson, who are husband and wife, disclaim beneficial ownership of each other's shares.
 (6) Includes 3,051,902 shares of common stock held by Mr. Knutson's revocable trusts, 139,153 shares of common stock held by Mr. Knutson's grantor retained annuity trust, 82,188 shares receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above and 21,368 shares allocated to Mr. Knutson under the ESOP.
 (7) Includes 125,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above and 10,358 shares allocated to Mr. Gioella under the ESOP.
 (8) Includes 78,108 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.
 (9) Includes 82,672 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above and 29,893 shares allocated to Mr. McDowell under the ESOP.
(10) Includes 140,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above and 19,064 shares allocated to Mr. Pauldine under the ESOP.
(11) Represents shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.
(12) Includes 32,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above, 2,000 shares held by Mr. Burke's spouse, and 6,000 shares held by trusts of which Mr. Burke is a trustee.
(13) Includes 32,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.
(14) Includes 17,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.
(15) Includes 7,500 shares of common stock receivable upon the exercise of an option that is exercisable within 60 days of the date of the table set forth above.
(16) Includes 32,500 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.
(17) Includes 638,968 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above and 80,683 shares allocated to the accounts of officers under the ESOP.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 60,000,000 shares of common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value. The following summary of certain provisions relating to the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, provisions of applicable Pennsylvania law and the provisions of our amended and restated articles of incorporation, as amended, our restated by-laws and our rights plan that are included as exhibits to the registration statement, of which this prospectus is a part.

   The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. For example, if we issue a series of preferred stock which grants a liquidation preference to the holders of such preferred stock, the rights of holders of common stock and nonvoting common stock upon liquidation could be adversely affected. See "--Preferred Stock."

Common Stock

   The record holders of shares of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of shares of our common stock are entitled to receive dividends, if any, as declared by our Board of Directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of shares of our common stock are entitled to share ratably in our net assets available after the payment of all of our debts and other liabilities, subject to the prior rights of outstanding shares of our preferred stock, if any. Holders of shares of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of shares of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

   Our Board of Directors has the authority, without further action by our shareholders, to issue shares of preferred stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights and the restrictions or qualifications thereof. The rights, preferences, privileges and powers of each series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of shares of our preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock and could adversely affect the rights and powers, including voting rights, of holders of shares of our common stock. The existence of authorized and undesignated shares of our preferred stock may also have a depressive effect on the market price of our common stock. In addition, the issuance of any shares of our preferred stock could have the effect of delaying, deferring or preventing a change in control. No shares of our preferred stock are outstanding, and we have no current intention to issue any shares of our preferred stock.

Provisions of the Articles and the By-laws Which May Have Anti-takeover Effects

   A number of provisions of our articles of incorporation and bylaws concern matters of corporate governance and the rights of shareholders. These provisions, as well as the ability of our Board of Directors to issue shares of preferred stock and to set the voting rights, preferences and other terms, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our Board of Directors, including takeovers which shareholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with our classified Board of Directors and the ability of our Board of Directors to issue preferred stock without further shareholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if the removal or assumption may be deemed by our shareholders to be beneficial. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of shareholders, and could depress the market price of our common stock. Our Board of Directors believes that these provisions are appropriate to protect our interests and those of our shareholders. Our Board of Directors has no present plans to adopt any further measures or devices which may be deemed to have an "anti-takeover effect."

Rights Plan

   Pursuant to our preferred share purchase rights plan, each outstanding share of our common stock is accompanied by one preferred share purchase right entitling the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value, at an exercise price of $50, subject to adjustment. The terms of the rights plan are set forth in a rights agreement between us and Mellon Investor Services, as rights agent. The rights plan and the rights generally will expire in 2006, unless extended.

   The rights plan could discourage potential acquisition proposals and could delay or prevent a change in control. The rights plan is intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change in control.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Mellon Investor Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of the offering, 33,988,355 shares of our common stock will be outstanding. All of these shares will be freely tradable without restriction or further registration under the Securities Act, except that any shares of our common stock owned by affiliates (as that term is defined in Rule 144 under the Securities Act), or purchased in private transactions may generally be sold only in compliance with the limitations of Rule 144 described below. Those shares of common stock are deemed "restricted securities" under Rule 144 (as that term is defined in Rule 144). After the offering, our executive officers and directors as a group will beneficially own 3,645,143 shares of our common stock. Those shares may be sold by them in compliance with Rule 144, except for 80,683 of those shares which are allocated to their respective ESOP accounts and cannot be sold until such time as distributions are made pursuant to the ESOP. As of October 1, 2001, the ESOP held 4,657,942 shares of our common stock for the benefit of participants in the ESOP.

   In general, under Rule 144 as currently in effect, a shareholder, including an affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the date those restricted securities were acquired from us or from an affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed certain volume restrictions; provided, that certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed from the date the restricted securities were acquired from us or from an affiliate, a shareholder that is not an affiliate at the time of sale and has not been an affiliate for at least three months prior to the sale is entitled to sell such securities without compliance with the above-noted requirements under Rule 144.

   We have previously entered into a registration rights agreement with certain shareholders and the ESOP (collectively, the "initiating holders"). The registration rights agreement provides that any initiating holder may, subject to certain conditions, demand that we register at least 500,000 shares of such holder's common stock. Each initiating holder has the right to make two such demands during the ten-year term of the registration rights agreement, but we will not be required to effect registrations more frequently than every 180 days. Additionally, the parties generally have the right to "piggyback" on any registration of shares of common stock by us. Except for underwriting discounts and other selling commissions (which are the responsibility of the selling shareholders), we are required to bear substantially all of the expenses associated with any registration required under the registration rights agreement.

                                  UNDERWRITING

   We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc. is acting as representative of the underwriters. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------

   J.P. Morgan Securities Inc.........................................
                                                                       ---------
     Total............................................................ 4,500,000
                                                                       =========

   The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

   The underwriters are offering the shares of common stock subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the public offering price shown on the cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to
$     per share from the public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $ per share from the public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

   If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 675,000 shares of common stock from us and the selling shareholders to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

   The following table shows the per share and total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                     Underwriting Discounts and Commissions

                                                             Paid by the Selling
                                             Paid by Us         Shareholders
                                         ------------------- -------------------
                                          Without    With     Without    With
                                           Over-     Over-     Over-     Over-
                                         Allotment Allotment Allotment Allotment
                                         Exercise  Exercise  Exercise  Exercise
                                         --------- --------- --------- ---------
   Per Share............................   $         $         $         $
   Total................................   $         $         $         $

   The representative has advised us that on behalf of the underwriters, it may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 675,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any naked short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

   The representative has advised us that, pursuant to Regulation M under the Securities Act of 1933, it may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representative to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representative in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representative has advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

   We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $960,000.

   We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   We and our executive officers, directors and certain shareholders have agreed that, with limited exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, none of us will, directly of indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc.

   It is expected that delivery of the shares will be made to investors on or
about        , 2001.

   From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us or our affiliates. The Chase Manhattan Bank, an affiliate of J.P. Morgan Securities Inc., is the documentation agent and a lender under our revolving credit facility. The Chase

Manhattan Bank will receive a proportionate share of the amounts repaid under the revolving credit facility with the net proceeds of this offering. Because more than ten percent of the net proceeds of the offering will be paid to The Chase Manhattan Bank, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

                                 LEGAL MATTERS

   The validity of the shares of common stock offered in this prospectus will be passed upon for us by Kathleen Clover, our Senior Counsel. As of October 1, 2001, Ms. Clover beneficially owned 3,615 shares of our common stock. Certain legal matters relating to this offering will be passed upon for us and for the selling shareholders by Kirkpatrick & Lockhart LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by King & Spalding.

                                    EXPERTS

   The consolidated financial statements of Education Management Corporation and its subsidiaries as of June 30, 2000 and 2001, and for each of the three years in the period ended June 30, 2001, included and incorporated by reference in this prospectus and registration statement, and the consolidated financial statements of Argosy Education Group, Inc. and its subsidiaries as of August 31, 1999 and 2000, and for each of the three years in the period ended August 31, 2000, incorporated by reference in this prospectus and registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein and incorporated by reference herein in reliance upon authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the common stock to be sold in this offering, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission public reference facilities by calling the SEC at 1-800-SEC-0330. Such materials can be inspected on the SEC's Web site at www.sec.gov. Information concerning our company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

   The Securities and Exchange Commission allows us to "incorporate" into this prospectus the information we periodically file with the Securities and Exchange Commission. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and all future documents filed with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering:

  .   Our Annual Report on Form 10-K for the fiscal year ended June 30, 2001;

  . Definitive Proxy Statement for our 2001 Annual Meeting of Shareholders to be held November 8, 2001;

  .   Our Current Report on Form 8-K filed on October 11, 2001;

  . Our Current Report on Form 8-K/A (Amendment No. 1) filed on October 30, 2001; and

  . The description of our capital stock contained in our registration statement on Form 8-A/A (Amendment No. 1) filed on October 29, 1996.

   Upon request, we will provide a copy of the documents we incorporate by reference to each person, including any beneficial owner of our common stock, to whom a copy of this prospectus is delivered. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

                        Education Management Corporation
                         Attention: Corporate Secretary
                                300 Sixth Avenue
                         Pittsburgh, Pennsylvania 15222
                           Telephone: (412) 562-0900

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Financial Statements of Education Management Corporation and
 Subsidiaries:

Report of Independent Public Accountants.................................  F-2

Consolidated Balance Sheets as of June 30, 2000 and 2001.................  F-3

Consolidated Statements of Income for the years ended June 30, 1999, 2000 and 2001................................................................  F-4

Consolidated Statements of Cash Flows for the years ended June 30, 1999,
 2000 and 2001...........................................................  F-5

Consolidated Statements of Shareholders' Investment for the years ended
 June 30, 1999, 2000 and 2001............................................  F-6

Notes to Consolidated Financial Statements...............................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Education Management Corporation and Subsidiaries:

   We have audited the accompanying consolidated balance sheets of Education Management Corporation (a Pennsylvania corporation) and Subsidiaries as of June 30, 2000 and 2001, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Education Management Corporation and Subsidiaries as of June 30, 2000 and 2001, and their results of operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States.

                                          /s/ Arthur Andersen LLP

   Pittsburgh, Pennsylvania,
   July 27, 2001

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (Dollars in thousands, except share data)

                                                             As of June 30,
                                                            ------------------
                                                              2000      2001
                                                            --------  --------
Assets
Current assets:
 Cash and cash equivalents, including restricted balances
  of $679 and $218......................................... $ 39,538  $ 47,290
 Receivables:
  Trade, net of allowances of $14,088 and $17,410..........   12,057    16,032
  Notes, advances and other................................    2,874     2,913
 Inventories...............................................    3,145     3,528
 Deferred and prepaid income taxes.........................    4,676     7,350
 Other current assets......................................    4,423     4,703
                                                            --------  --------
   Total current assets....................................   66,713    81,816
                                                            --------  --------
Property and equipment, net................................  134,738   149,482
Deferred income taxes and other long-term assets...........    9,156     9,590
Intangible assets, net of amortization of $6,065 and
 $8,042....................................................   30,068    43,058
                                                            --------  --------
   Total assets............................................ $240,675  $283,946
                                                            ========  ========
Liabilities and shareholders' investment
Current liabilities:
 Current portion of long-term debt......................... $     16  $     26
 Accounts payable..........................................   19,898    10,795
 Accrued liabilities.......................................   13,062    14,692
 Advance payments..........................................   29,915    44,790
                                                            --------  --------
   Total current liabilities...............................   62,891    70,303
                                                            --------  --------
Long-term debt, less current portion.......................   64,267    53,634
Other long-term liabilities................................      567        60
Commitments and contingencies
Shareholders' investment:
 Common Stock, par value $.01 per share; 60,000,000 shares
  authorized; 29,877,025 and 30,479,880 shares issued......      299       305
 Additional paid-in capital................................   96,585   108,463
 Treasury stock, 907,446 and 216,945 shares at cost........   (9,733)   (3,596)
 Retained earnings.........................................   25,799    54,777
                                                            --------  --------
   Total shareholders' investment..........................  112,950   159,949
                                                            --------  --------
   Total liabilities and shareholders' investment.......... $240,675  $283,946
                                                            ========  ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                (Dollars in thousands, except per share amounts)

                                                    For the years ended June
                                                              30,
                                                   ---------------------------
                                                     1999      2000     2001
                                                   --------  -------- --------
Net revenues...................................... $260,805  $307,249 $370,681
Costs and expenses:
 Educational services.............................  170,742   201,187  242,313
 General and administrative.......................   57,162    66,209   76,716
 Amortization of intangibles......................    1,203     1,511    1,977
                                                   --------  -------- --------
                                                    229,107   268,907  321,006
                                                   --------  -------- --------
Income before interest and taxes..................   31,698    38,342   49,675
 Interest expense (income), net...................     (113)      726    2,275
                                                   --------  -------- --------
Income before income taxes........................   31,811    37,616   47,400
 Provision for income taxes.......................   13,059    15,086   18,422
                                                   --------  -------- --------
Net income........................................ $ 18,752  $ 22,530 $ 28,978
                                                   ========  ======== ========
Earnings per share:
  Basic........................................... $    .64  $    .78 $    .97
                                                   ========  ======== ========
  Diluted......................................... $    .61  $    .75 $    .93
                                                   ========  ======== ========
Weighted average number of shares outstanding (in
 000's):
  Basic...........................................   29,314    28,964   29,742
  Diluted.........................................   30,615    29,921   31,016


The accompanying notes to consolidated financial statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                      For the years ended
                                                            June 30,
                                                   ----------------------------
                                                     1999      2000      2001
                                                   --------  --------  --------
Cash flows from operating activities:
 Net income....................................... $ 18,752  $ 22,530  $ 28,978
 Adjustments to reconcile net income to net cash
   flows from operating activities:
   Depreciation and amortization..................   17,440    21,043    26,055
   Deferred credit for income taxes...............   (1,992)   (1,895)   (2,728)
   Changes in current assets and liabilities:
    Receivables...................................   (3,655)   (1,237)   (3,263)
    Inventories...................................     (105)     (978)     (383)
    Other current assets..........................     (650)   (1,312)   (1,458)
    Accounts payable..............................       57      (724)   (1,161)
    Accrued liabilities...........................    3,940     2,148    11,567
    Advance payments..............................    2,571     8,090    13,318
                                                   --------  --------  --------
     Total adjustments............................   17,606    25,135    41,947
                                                   --------  --------  --------
    Net cash flows from operating activities......   36,358    47,665    70,925
                                                   --------  --------  --------
Cash flows from investing activities:
 Acquisition of subsidiaries, net of cash
 acquired.........................................     (500)   (8,602)  (12,065)
 Expenditures for property and equipment..........  (50,821)  (50,059)  (47,477)
 Other items, net.................................     (389)   (1,008)   (1,150)
                                                   --------  --------  --------
    Net cash flows from investing activities......  (51,710)  (59,669)  (60,692)
                                                   --------  --------  --------
Cash flows from financing activities:
 Net activity under revolving credit facilities...    1,500    27,650   (10,625)
 Principal payments on debt.......................   (2,651)   (1,666)     (102)
 Net proceeds from issuance of Common Stock.......    2,205     1,925     8,246
 Repurchase of shares.............................     (141)   (9,238)       --
                                                   --------  --------  --------
    Net cash flows from financing activities......      913    18,671    (2,481)
                                                   --------  --------  --------
Net change in cash and cash equivalents...........  (14,439)    6,667     7,752
Cash and cash equivalents, beginning of year......   47,310    32,871    39,538
                                                   --------  --------  --------
Cash and cash equivalents, end of year............ $ 32,871  $ 39,538  $ 47,290
                                                   ========  ========  ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                             (Dollars in thousands)

                           Common   Additional               Stock                   Total
                          Stock at   Paid-in   Treasury  Subscriptions Retained  Shareholders'
                          Par Value  Capital    Stock     Receivable   Earnings   Investment
                          --------- ---------- --------  ------------- --------  -------------
Balance, June 30, 1998..    $ 290    $ 88,880  $  (354)      $ (8)     $(15,483)   $ 73,325
 Net income.............       --          --       --         --        18,752      18,752
 Payments received on
   stock subscriptions
   receivable...........       --          --       --          8            --           8
 Purchase of Common
   Stock................       --          --     (141)        --            --        (141)
 Exercise of stock
   options..............        5       4,278       --         --            --       4,283
 Issuance of Common
   Stock under
   employee stock
   purchase plan........       --         578       --         --            --         578
                            -----    --------  -------       ----      --------    --------
Balance, June 30, 1999..      295      93,736     (495)        --         3,269      96,805
 Net income.............       --          --       --         --        22,530      22,530
 Purchase of Common
   Stock................       --          --   (9,238)        --            --      (9,238)
 Exercise of stock
   options..............        3       2,126       --         --            --       2,129
 Issuance of Common
   Stock under
   employee stock
   purchase plan........        1         723                  --            --         724
                            -----    --------  -------       ----      --------    --------
Balance, June 30, 2000..      299      96,585   (9,733)        --        25,799     112,950
 Net income.............       --          --       --         --        28,978      28,978
 Exercise of stock
   options..............        6      11,265    6,017         --            --      17,288
 Issuance of Common
   Stock under
   employee stock
   purchase plan........       --         613      120         --            --         733
                            -----    --------  -------       ----      --------    --------
Balance, June 30, 2001..    $ 305    $108,463  $(3,596)      $ --      $ 54,777    $159,949
                            =====    ========  =======       ====      ========    ========


The accompanying notes to consolidated financial statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OWNERSHIP AND OPERATIONS:

   Education Management Corporation ("EDMC" or the "Company") is among the largest providers of proprietary postsecondary education in the United States, based on student enrollment and revenues. Through its operating units, primarily The Art Institutes ("The Art Institutes"), the Company offers bachelor's and associate's degree programs and non-degree programs in the areas of design, media arts, culinary arts, fashion and paralegal studies. The Company has provided career-oriented education programs for over 35 years.

   As of June 30, 2001, EDMC operated 24 schools in 20 major metropolitan areas throughout the United States. The Company's main operating unit, The Art Institutes, offers programs designed to provide the knowledge and skills necessary for entry-level employment in various fields, including graphic design, media arts & animation, multimedia & Web design, video production, interior design, industrial design, culinary arts, photography and fashion. Those programs typically are completed in 18 to 48 months and culminate in a bachelor's or associate's degree. As of June 30, 2001, 19 Art Institutes offered bachelor's degree programs.

   As of June 30, 2001, the Company offered a culinary arts curriculum at 11 Art Institutes and The New York Restaurant School ("NYRS"), a culinary arts and restaurant management school located in New York City. NYRS offers an associate's degree program and certificate programs.

   NCPT (The National Center for Paralegal Training) offers paralegal certificate programs. The National Center for Professional Development maintained consulting relationships with certain colleges and universities to assist in the development, marketing and delivery of paralegal, legal nurse consultant and financial planning certificate programs. As of June 30, 2001, all but one of these relationships had expired or had been terminated, and the remaining expired on August 31, 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidation and Presentation

   The consolidated financial statements include the accounts of Education Management Corporation and its subsidiaries. The results of operations of acquired entities are consolidated with those of the Company from the date of acquisition. All significant intercompany transactions and balances have been eliminated. The Company operates as one reportable segment in accordance with the manner in which it makes operating decisions and assesses performance.

Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Government Regulations

   The Art Institutes and NYRS ("the participating schools") participate in various federal student financial assistance programs ("Title IV Programs") under Title IV of the Higher Education Act of 1965, as amended (the "HEA"). Approximately 60% of the Company's net revenues in 2001 were indirectly derived from funds distributed under these programs to students at the participating schools.

   The participating schools are required to comply with certain federal regulations established by the U.S. Department of Education. Among other things, they are required to classify as restricted certain Title IV Program funds in excess of charges currently applicable to students' accounts. Such funds are reported as restricted cash in the accompanying consolidated balance sheets.

   The participating schools are required to administer Title IV Program funds in accordance with the HEA and U.S. Department of Education regulations and must use due diligence in approving and disbursing funds and servicing loans. In the event a participating school does not comply with federal requirements or if student loan default rates are at a level considered excessive by the federal government, that school could lose its eligibility to participate in Title IV Programs or could be required to repay funds determined to have been improperly disbursed. Management believes that the participating schools are in substantial compliance with the federal requirements and that student loan default rates are not at a level considered to be excessive.

   Certain Art Institutes make contributions to Federal Perkins Loan Programs (the "Funds"). Current contributions to the Funds are made 75% by the federal government and 25% by the school. The Company carries its investments in the Funds at cost, net of an allowance for estimated future loan losses.

Cash and Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. These investments are stated at cost which, based upon the scheduled maturities, approximates market value.

   U.S. Department of Education regulations require Title IV Program funds received by the Company's schools in excess of the tuition and fees owed by the relevant students at that time to be, with these students' permission, maintained and classified as restricted until the students are billed for the portion of their education program related to those funds. Funds transferred through electronic funds transfer programs are held in a separate cash account and released when certain conditions are satisfied. These restrictions have not significantly affected the Company's ability to fund daily operations.

Inventories

   Inventories consist mainly of textbooks, art supply kits and supplies held for sale to students enrolled in the Company's educational programs. Inventories are valued at the lower of cost (first-in, first-out) or market.

Acquisitions

   On October 1, 1998, the Company acquired the assets of Socrates Distance Learning Technologies Group for approximately $500,000 in cash. This acquisition was made to further the development of the Company's distance learning capabilities.

   On August 17, 1999, the Company acquired the outstanding stock of the American Business & Fashion Institute in Charlotte, North Carolina, for $500,000 in cash. The school was renamed The Art Institute of Charlotte.

   On August 26, 1999, the Company acquired the outstanding stock of Massachusetts Communications College in Boston, Massachusetts for approximately $7.2 million in cash.

Subsequent to June 30, 2001, the school was renamed The New England Institute of Art and Communications.

   On October 13, 2000, the Company acquired the outstanding stock of The Art Institute of California in San Diego, California for approximately $9.8 million in cash.

   On April 11, 2001, the Company acquired the outstanding stock of the Design Institute located in Las Vegas, Nevada for approximately $2.1 million in cash. The school was renamed The Art Institute of Las Vegas.

   These acquisitions were accounted for using the purchase method of accounting, with the excess of the purchase price over the fair value of the assets acquired being assigned to identifiable intangible assets and goodwill. The results of the acquired entities have been included in the Company's results from the respective dates of acquisition. The pro forma effects, individually and collectively, of the acquisitions in the Company's consolidated financial statements would not materially impact the reported results.

Intangible Assets

   Intangible assets consisted of the following:

                                                                As of June 30,
                                                                ---------------
                                                                 2000    2001
                                                                ------- -------
                                                                (in thousands)
     Goodwill, net of accumulated amortization of $5,211 and
      $6,221 (10 to 40 years).................................. $26,588 $36,918
     Accreditation, curriculum and other, net of accumulated
      amortization of $854 and $1,821 (3 to 22 years)..........   3,480   6,140
                                                                ------- -------
                                                                $30,068 $43,058
                                                                ======= =======

Lease Arrangements

   The Company conducts a major part of its operations from leased facilities. In addition, the Company leases a portion of its furniture and equipment. In those cases in which the lease term approximates the useful life of the leased asset or the lease meets certain other prerequisites, the leasing arrangement is classified as a capitalized lease. The remaining lease arrangements are treated as operating leases.

Property and Equipment

   Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for additions and major improvements are capitalized, while those for maintenance, repairs and minor renewals are expensed as incurred. The Company uses the straight-line method of depreciation for financial reporting, while using different methods for tax purposes. Depreciation is based upon estimated useful lives, ranging from 3 to 30 years. Leasehold improvements are amortized over the term of the lease, or over their estimated useful lives, whichever is shorter.

Financial Instruments

   The fair values and carrying amounts of the Company's financial instruments, primarily accounts receivable and debt, are approximately equivalent. The debt instruments bear interest at floating rates based upon market rates or at fixed rates that approximate market rates. All other financial instruments are classified as current and will be utilized within the next operating cycle.

Revenue Recognition and Receivables

   The Company's net revenues consist of tuition and fees, student housing charges and supply store and restaurant sales. In fiscal 2001, the Company derived 89.8% of its net revenues from tuition and fees paid by, or on behalf of, its students. Net revenues, as presented, are reduced for student refunds and scholarships. Student supply store and restaurant sales are recognized as they occur. Advance payments represent that portion of payments received but not earned and are reflected as a current liability in the accompanying consolidated balance sheets.

   The Company recognizes tuition and housing revenues on a monthly pro rata basis over the term of instruction, typically an academic quarter. For most Art Institute programs, the academic and financial quarters are the same; therefore unearned revenue is not significant at the end of a financial quarter. However, certain recently acquired schools have programs that have class starting and ending dates that differ from the financial quarters. Revenue associated with tuition and certain fees is either recognized within the fiscal quarter to which the applicable service was rendered, or is deferred over the appropriate period. Unearned tuition revenue of approximately $446,000 and $1.7 million, related to programs not on the Company's traditional academic quarters, is included with advanced payments in the accompanying consolidated balance sheets as of June 30, 2000 and June 30, 2001, respectively. The Company's revenue recognition policies are in accordance with the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements."

   Refunds are calculated in accordance with federal, state and accrediting agency standards. Student refunds of approximately $8.6 million and $8.9 million were recorded for 2000 and 2001, respectively, of which approximately $168,000 and $75,000 are included with accrued liabilities in the accompanying consolidated balance sheets as of June 30, 2000 and 2001, respectively.

   The trade receivable balances are comprised of individually insignificant amounts due primarily from students throughout the United States. The Company determines its allowance for doubtful accounts by categorizing gross receivables based upon the enrollment status of the student (in-school, out of school, summer leave of absence and collections) and establishing a reserve based on the likelihood of collections (in-school receivables being the lowest percent reserved).

Costs and Expenses

   Educational services expense consists primarily of costs related to the development, delivery and administration of the Company's education programs. Major cost components are faculty compensation, administrative salaries, costs of educational materials, facility leases and school occupancy costs, information systems costs and bad debt expense, along with depreciation and amortization of property and equipment.

   General and administrative expense consists of marketing and student admissions expenses and certain central staff departmental costs such as executive management, finance and accounting, legal, corporate development and other departments that do not provide direct services to the Company's students. All advertising costs are expensed in the fiscal year incurred.

   Amortization of intangibles relates primarily to the values assigned to identifiable intangibles and goodwill, which arose principally from the acquisitions discussed above. These intangible assets are amortized over periods ranging from 2 to 40 years.

New Accounting Standards

   In June 2001, Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations," was issued. The statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and FASB statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." The statement requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. SFAS 141 is effective July 1, 2001. The Company's adoption of SFAS 141 will not have a material impact on the Company's financial position or results of operations.

   In June 2001, SFAS No. 142 "Goodwill and Other Intangible Assets," was issued. This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company has adopted this standard as of July 1, 2001. The Company is required to complete a transitional goodwill impairment test for all goodwill at the reporting unit level by December 31, 2001 and is currently preparing for this. Adopting SFAS 142 will affect the financial position and results of operations because goodwill will no longer be amortized. It is anticipated that the adoption of this standard in fiscal 2002 will decrease amortization of intangibles expense by approximately $1 million, reduce the effective tax rate (but not the tax provision) by less than 1%, and increase diluted earnings per share by approximately $.03 for the fiscal year.

Supplemental Disclosures of Cash Flow Information

                                                          Year ended June 30,
                                                        -----------------------
                                                         1999    2000    2001
                                                        ------- ------- -------
                                                            (in thousands)
     Cash paid during the period for:
      Interest (net of amount capitalized)............  $   313 $   175 $ 2,485
      Income taxes....................................   13,846  15,590  11,494
     Noncash investing and financing activities:
      Expenditures for property and equipment included
       in accounts payable............................    5,071  13,161   4,506
      Tax benefit for options exercised...............    2,664     928   9,775

Reclassifications

   Certain prior year balances have been reclassified to conform to the current year presentation.

3. SHAREHOLDERS' INVESTMENT:

   Pursuant to the Company's Preferred Share Purchase Rights Plan (the "Rights Plan"), one Preferred Share Purchase Right (a "Right") is associated with each outstanding share of Common Stock. Each Right entitles its holder to buy one two-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value, at an exercise price of $50, subject to adjustment (the "Purchase Price"). The Rights Plan is not subject to shareholder approval.

   The Rights will become exercisable under certain circumstances following a public announcement by a person or group of persons (an "Acquiring Person") that they acquired or commenced a tender offer for 17.5% or more of the outstanding shares of Common Stock. If an Acquiring Person acquires 17.5% or more of the Common Stock, each Right will entitle its holder, except the Acquiring Person, to acquire upon exercise a number of shares of Common Stock having a market value of two times the Purchase Price. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of persons becomes an Acquiring Person, each Right will entitle its holder to purchase, at the Purchase Price, that number of shares of the acquiring company having a market value of two times the Purchase Price. The Rights will expire on the tenth anniversary of the closing of the IPO (fiscal 2007) and are subject to redemption by the Company at $.01 per Right, subject to adjustment.

4. EARNINGS PER SHARE:

   Basic EPS is computed using the weighted average number of shares actually outstanding during the period, while diluted EPS is calculated to reflect the potential dilution related to stock options.

Reconciliation of Diluted Shares

                                                            Year ended June 30,
                                                            --------------------
                                                             1999   2000   2001
                                                            ------ ------ ------
                                                               (in thousands)
     Basic shares.......................................... 29,314 28,964 29,742
     Dilution for stock options............................  1,301    957  1,274
                                                            ------ ------ ------
     Diluted shares........................................ 30,615 29,921 31,016
                                                            ====== ====== ======

   Options to purchase 122,181 and 7,280 shares were excluded from the dilutive earnings per share calculation because of their antidilutive effect (due to the exercise price of such options exceeding the average market price for the period) for fiscal years 2000 and 2001, respectively.

5. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following as of June 30:

                                                                2000     2001
                                                              -------- --------
                                                               (in thousands)
     Assets (asset lives in years)
      Land................................................... $  4,300 $  4,300
      Buildings and improvements (15 to 30)..................   29,351   51,698
      Equipment and furniture (3 to 10)......................  123,165  136,442
      Library books (3)......................................    3,730    4,979
      Leasehold interests and improvements (1 to 20).........   55,554   60,359
      Construction in progress...............................   19,707    3,064
                                                              -------- --------
       Total.................................................  235,807  260,842
      Less accumulated depreciation..........................  101,069  111,360
                                                              -------- --------
                                                              $134,738 $149,482
                                                              ======== ========

6. LONG-TERM DEBT:

   The Company and its subsidiaries were indebted under the following obligations as of June 30:

                                                                 2000    2001
                                                                ------- -------
                                                                (in thousands)
     Revolving credit facilities............................... $64,150 $53,525
     Other indebtedness........................................     133     135
                                                                ------- -------
                                                                 64,283  53,660
     Less current portion......................................      16      26
                                                                ------- -------
                                                                $64,267 $53,634
                                                                ======= =======

   The Credit Agreement provides for maximum borrowings of $100 million through its expiration on February 18, 2005. Borrowings under this facility are unsecured and bear interest at one of three rates set forth in the Credit Agreement, at the election of the Company. As of June 30, 2001, the average interest rate for borrowings under the Credit Agreement was 4.9%. Certain outstanding letters of credit reduce this facility. The Credit Agreement contains customary covenants that, among other matters, require the Company to meet specified interest and leverage ratio requirements, restrict the repurchase of Common Stock and the incurrence of additional indebtedness. As of June 30, 2001, the Company was in compliance with all covenants under the Credit Agreement.

   Relevant information regarding borrowings under the revolving credit facilities under both the Credit Agreement and the prior borrowing agreement is reflected below:

                                                       Year ended June 30,
                                                     -------------------------
                                                      1999     2000     2001
                                                     -------  -------  -------
                                                         (in thousands)
     Outstanding borrowings, end of period.........  $36,500  $64,150  $53,525
     Approximate average outstanding balance
      throughout the period........................    2,550   15,215   28,048
     Approximate maximum outstanding balance during
      the period...................................   37,000   79,850   64,150
     Weighted average interest rate for the
      period.......................................     7.48%    7.45%    6.73%

   Subsequent to June 30, 2001, the Company and its lenders amended and restated the Credit Agreement (See Note 14) to provide additional borrowing availability.

7. COMMITMENTS AND CONTINGENCIES:

   The Company and its subsidiaries lease certain classroom, dormitory and office space under operating leases, which expire on various dates through September 2020. Rent expense under these leases was approximately $28,250,000, $33,645,000 and $41,054,000 respectively for 1999, 2000 and 2001. The approximate minimum future commitments under non-cancelable, long-term operating leases as of June 30, 2001 are reflected below:

     Fiscal Years
     ------------                                                 (in thousands)
     2002........................................................    $ 41,241
     2003........................................................      34,623
     2004........................................................      32,277
     2005........................................................      31,302
     2006........................................................      30,555
     Thereafter..................................................     183,892
                                                                     --------
                                                                     $353,890
                                                                     ========

   The Company has a management incentive compensation plan that provides for the awarding of cash bonuses to management personnel using formalized guidelines based upon the operating results of each subsidiary and the Company.

   The Company is a defendant in certain legal proceedings arising out of the conduct of its businesses. In the opinion of management, based upon its investigation of these claims and discussion with legal counsel, the ultimate outcome of such legal proceedings, individually and in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

8. RELATED PARTY TRANSACTIONS:

   The Art Institute of Philadelphia, a division of The Art Institutes International, Inc ("Aii"), itself a wholly-owned subsidiary of EDMC, leases one of the buildings it occupies from a partnership in which the subsidiary serves as a 1% general partner and an executive officer/director and a director of EDMC are minority limited partners. The Art Institute of Fort Lauderdale, Inc., a wholly-owned subsidiary of Aii, leases part of its facilities from a partnership in which an executive officer/director of EDMC is a minority limited partner. Total rental payments under these arrangements were approximately $1,901,000, $2,214,000 and $2,267,000 for the years ended June 30, 1999, 2000 and 2001, respectively.

9. EMPLOYEE BENEFIT PLANS:

   The Company sponsors a retirement plan that covers substantially all employees. This plan provides for matching Company contributions of 100% of employee 401(k) contributions up to 3% of compensation and 50% of contributions between 4% and 6% of compensation. Other contributions to the plan are at the discretion of the Board of Directors. The expense relating to these plans was approximately $2,198,000, $1,181,000 and $1,939,000 for the years ended June 30, 1999, 2000 and 2001, respectively.

   The Company's retirement plan includes an ESOP, which enables eligible employees to have stock ownership in the Company. The ESOP provides for the allocations of forfeited shares and cash to be made to the accounts of eligible participating employees based upon each participant's compensation level relative to the total compensation of all eligible employees. Eligible employees vest their ESOP accounts based on a five-year schedule, which includes credit for past service. Distribution of shares from the ESOP is made following the retirement, disability or death of an employee. For employees who terminate for any other reason, their vested balance will be offered for distribution in accordance with the terms of the ESOP.

10. DEFERRED INCOME TAXES AND OTHER LONG-TERM ASSETS:

   Deferred income taxes and other long-term assets consist of the following as of June 30:

                                                                    2000   2001
                                                                   ------ ------
                                                                        (in
                                                                    thousands)
     Investment in Federal Perkins Loan Program, net of allowance for estimated future loan losses of $1,209 and $1,252......  $2,819 $2,918
     Cash value of life insurance, net of loans of $781 each
      year; face value of $6,065.................................   2,620  2,935
     Deferred income taxes.......................................   2,046  2,067
     Other.......................................................   1,671  1,670
                                                                   ------ ------
                                                                   $9,156 $9,590
                                                                   ====== ======

11. ACCRUED LIABILITIES:

   Accrued liabilities consist of the following as of June 30:

                                                                 2000    2001
                                                                ------- -------
                                                                (in thousands)
     Payroll taxes and payroll related......................... $ 7,714 $10,052
     Income and other taxes....................................     404     640
     Other.....................................................   4,944   4,000
                                                                ------- -------
                                                                $13,062 $14,692
                                                                ======= =======

12. INCOME TAXES:

   The provision for income taxes includes current and deferred taxes as reflected below:

                                                        Year ended June 30,
                                                      -------------------------
                                                       1999     2000     2001
                                                      -------  -------  -------
                                                          (in thousands)
     Current taxes:
      Federal.......................................  $11,824  $14,020  $18,129
      State.........................................    3,227    2,961    3,021
                                                      -------  -------  -------
       Total current taxes..........................   15,051   16,981   21,150
                                                      -------  -------  -------
     Deferred taxes.................................   (1,992)  (1,895)  (2,728)
                                                      -------  -------  -------
       Total provision..............................  $13,059  $15,086  $18,422
                                                      =======  =======  =======

   The provision for income taxes reflected in the accompanying consolidated statements of income vary from the amounts that would have been provided by applying the federal statutory income tax rate to earnings before income taxes as shown below:

                                                          Year ended June 30,
                                                          --------------------
                                                          1999   2000   2001
                                                          ------ ------ ------
     Federal statutory income tax rate...................  35.0%  35.0%  35.0%
     State and local income taxes, net of federal income
      tax benefit........................................   4.9    4.4    3.7
     Amortization of goodwill and other intangibles......    .5     .4     .5
     Nondeductible expenses..............................    .7     .4     .2
     Other, net..........................................    --    (.1)   (.5)
                                                           ----   ----   ----
      Effective income tax rate..........................  41.1%  40.1%  38.9%
                                                           ====   ====   ====

   Net deferred income tax assets (liabilities) consist of the following as of June 30:

                                                     1999     2000     2001
                                                    -------  -------  -------
                                                        (in thousands)
     Deferred income tax--current.................. $ 2,476  $ 2,872  $ 4,946
     Deferred income tax--long term................     548    2,046    2,067
                                                    -------  -------  -------
      Net deferred income tax asset................ $ 3,024  $ 4,918  $ 7,013
                                                    =======  =======  =======
     Consisting of:
       Allowance for doubtful accounts............. $ 3,850  $ 5,649  $ 6,766
       Assigned asset values in excess of tax
      basis........................................  (1,585)  (1,767)  (1,640)
       Depreciation................................   1,508    1,687    1,295
       Financial reserves and other................    (749)    (651)     592
                                                    -------  -------  -------
      Net deferred income tax asset................ $ 3,024  $ 4,918  $ 7,013
                                                    =======  =======  =======

13. STOCK-BASED COMPENSATION:

   The Company maintains a Stock Incentive Plan for directors, executive management and key personnel, which provides for the issuance of stock-based incentive awards with respect to a maximum of 5,000,000 shares of Common Stock. Options issued to employees under this plan provide for time-based vesting over four years.

   The Company also has two non-qualified management stock option plans under which options to purchase a maximum of 1,119,284 shares of Common Stock were granted to management employees prior to 1996. All outstanding options under these non-qualified plans are fully vested. Under the terms of the three plans, the Board of Directors granted options to purchase shares at prices varying from $1.27 to $32.00 per share, representing the fair market value at the time of the grant.

   The Company also has an employee stock purchase plan. The plan allows eligible employees of the Company to purchase up to an aggregate of 1,500,000 shares of Common Stock at quarterly intervals through periodic payroll deduction. The number of shares of Common Stock issued under this plan was 37,620, 59,800 and 31,712 in 1999, 2000 and 2001, respectively.

   The Company accounts for these plans under APB No. 25, "Accounting for Stock Issued to Employees." Had compensation expense for the stock option and stock purchase plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                        1999    2000    2001
                                                       ------- ------- -------
     Net income (in 000's):............... As reported $18,752 $22,530 $28,978
                                           Pro forma   $16,850 $19,421 $25,402
     Basic EPS:........................... As reported $   .64 $   .78 $   .97
                                           Pro forma   $   .57 $   .67 $   .85
     Diluted EPS:......................... As reported $   .61 $   .75 $   .93
                                           Pro forma   $   .55 $   .65 $   .82

Summary of Stock Options

                                 1999               2000               2001
                          ------------------ ------------------ ------------------
                                    Weighted           Weighted           Weighted
                                    Average            Average            Average
                                    Exercise           Exercise           Exercise
                           Options   Price    Options   Price    Options   Price
                          --------- -------- --------- -------- --------- --------
Outstanding, beginning
 of year................  2,110,240  $ 5.21  2,872,653  $10.11  3,768,991  $10.25
Granted.................  1,372,523   15.54  1,253,500    9.47    262,000   29.74
Exercised...............    544,610    4.42    270,392    4.44  1,352,519    8.12
Forfeited...............     65,500   13.29     86,770   12.72    110,498   11.47
                          ---------  ------  ---------  ------  ---------  ------
Outstanding, end of
 year...................  2,872,653  $10.11  3,768,991  $10.25  2,567,974  $13.30
                          =========  ======  =========  ======  =========  ======
Exercisable, end of
 year...................  1,031,753          1,403,885          1,122,932
                          =========          =========          =========
Weighted average fair
 value of options grant-
 ed*....................  $    7.97          $    5.58          $   17.54
                          =========          =========          =========

                       Options Outstanding                    Options Exercisable
     ----------------------------------------------------------------------------
                                         Weighted-
                                          Average
                                         Remaining  Weighted-           Weighted-
                                        Contractual  Average             Average
        Range of Exercise                  Life     Exercise            Exercise
     Prices                    Options    (years)     Price    Options    Price
     --------------------     --------- ----------- --------- --------- ---------
     $ 1.75 - $ 1.75.........    12,000    1.00      $ 1.75      12,000  $ 1.75
       2.85 -  3.60..........    78,028    2.56        2.98      78,028    2.98
       7.50 -  9.38.......... 1,252,246    7.75        8.97     522,679    8.40
      12.38 - 18.50..........   965,200    7.27       15.38     503,475   15.33
      19.38 - 28.00..........    17,500    7.63       21.35       6,750   19.38
      30.13 - 32.00..........   243,000    9.37       30.68          --      --
                              ---------    ----      ------   ---------  ------
                              2,567,974    7.53      $13.30   1,122,932  $11.12
                              =========    ====      ======   =========  ======

--------
* The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants:

                                                            1999   2000   2001
                                                            ------ ------ ------
     Risk-free interest rate...............................  4.97%  6.45%  5.79%
     Expected dividend yield...............................     0      0      0
     Expected life of options (years)......................     6      6      6
     Expected volatility rate..............................  46.0%  55.0%  56.0%

14. SUBSEQUENT EVENTS -- (UNAUDITED):

   Subsequent to June 30, 2001, the following transactions occurred:

   On July 9, 2001, the Company signed a merger agreement with Argosy Education Group, Inc., a leading provider of postgraduate professional education, headquartered in Chicago, IL. The merger agreement states that EDMC will acquire all of the shares of Argosy for $12.00 cash per share for the approximately 6.5 million shares outstanding. This transaction is expected to close by the end of calendar year 2001 and is subject to obtaining certain regulatory approvals.

   On July 25, 2001, the Company signed a purchase agreement acquiring the assets of The International Fine Arts College located in Miami, Florida. This transaction closed on September 5, 2001 (subject to final approval from the Department of Education).

   On September 17, 2001, the Company signed an agreement to purchase certain assets of ITI Education Corporation (ITI), based in Halifax, Nova Scotia, Canada. This transaction is expected to close by the end of calendar year 2001 and is subject to obtaining certain regulatory approvals.

   The acquisition of these entities will be accounted for in accordance with SFAS 141.

   The Company and its lenders amended and restated the Credit Agreement, effective September 20, 2001, to increase allowable borrowings from $100 million to $200 million. The Amended and Restated Credit Agreement, which will expire September 20, 2004, is secured by certain assets of the Company and provides the Company the ability to borrow up to $150 million on a revolving basis and $50 million in the form of a term loan (collectively, the "Secured Credit Facilities"). The Secured Credit Facilities contain the customary covenants that, among other matters, require the Company to meet specified financial ratios, restrict the repurchase of Common Stock and limit the incurrence of additional indebtedness.

                              [Back Cover Inserts]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,500,000 Shares

[LOGO OF EDMC]

                                  Common Stock

                                    JPMorgan


                                        , 2001

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   No action is being taken in any jurisdiction outside the U.S. to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq National Market additional listing fee.

      SEC registration fee............................................ $ 46,601
      NASD filing fee.................................................   19,142
      Nasdaq National Market listing fee..............................   22,500
      Printing and engraving..........................................   85,000
      Legal fees and expenses.........................................  450,000
      Accounting fees and expenses....................................  225,000
      Blue sky fees and expenses......................................   10,000
      Transfer agent fees.............................................    9,000
      Miscellaneous...................................................   92,757
                                                                       --------
        Total......................................................... $960,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

   Under the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), we are obligated to indemnify a director or officer and to reimburse (but not advance) expenses with respect to any threatened, pending or completed action or proceeding only if such director or officer ultimately is successful on the merits or otherwise in defense of an action or proceeding referred to in
Section 1741 or 1742 of the BCL. Therefore, the registrant has entered into indemnification agreements with each of its directors and officers in which the registrant agrees to indemnify such directors and officers to the fullest extent permitted by law and to advance the expenses of any suit or other action to such directors and officers upon their demand; subject to repayment if such directors or officers are found by a court of competent jurisdiction not to have been entitled to indemnification by the registrant.

   BCL Sections 1741 and 1742 provide that a business corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a representative (as defined below) of that corporation, or is or was serving at the request of that corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of that corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of a business corporation, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to that corporation unless and only to the extent that a local court of common pleas determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper. A representative means a person occupying the position or discharging the functions of a director, officer, employee or agent of any enterprise, regardless of the name or title by which that person may be designated.

   BCL Section 1744 provides that, unless ordered by a court, any indemnification referred to above shall be made by a business corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct. Such determination shall be made:

     (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; or

     (2) if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

     (3) by the shareholders.

   Notwithstanding the above, BCL Section 1743 provides that to the extent that a representative of a business corporation is successful on the merits or otherwise in defense of any action or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by such person in connection therewith.

   BCL Section 1745 provides that expenses (including attorneys' fees) incurred in defending any action or proceeding may be paid by a business corporation in advance of the final disposition of that action or proceeding upon receipt of an undertaking by or on behalf of a representative to repay the amount advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified by that corporation.

   BCL Section 1746 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the foregoing provisions is not exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office, and that indemnification may be granted under any bylaw, agreement, vote of shareholders or directors or otherwise for any action taken and may be made whether or not that corporation would have the power to indemnify the person under any other provision of law and whether or not the indemnified liability arises or arose from any threatened, pending or completed action by or in the right of that corporation; provided, however, that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

   BCL Section 1747 permits a Pennsylvania business corporation to purchase and maintain insurance on behalf of any person who is or was a representative of that corporation, or is or was serving at the request of that corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by him in any such capacity, or arising out of his status as such, whether or not that corporation would have the power to indemnify that person against such liability under the provisions described above.

   The Restated By-laws of the registrant (the "By-laws") require, as described below, that the registrant indemnify directors and officers to the maximum extent permitted by law and also provide for the mandatory advancement of expenses to directors in most circumstances.

   Section 7.1 of the By-laws provides that the registrant shall indemnify, to the fullest extent now or hereafter permitted by law, each director or officer (including each former director or officer) of the registrant who was or is made a party to or a witness in or is threatened to be made a party to or a witness in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether external or internal to the registrant, by reason of the fact that the indemnitee is or was an authorized representative of the registrant, against all expenses (including attorneys' fees, disbursements and other charges), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding.

   Section 7.2 of the By-laws further provides that the registrant shall pay all expenses (including attorneys' fees, disbursements and other charges) actually and reasonably incurred by an indemnitee referred to in Section 7.1 of the By-laws in defending or appearing in any action, suit or proceeding described in Section 7.1 of the By-laws in advance of the final disposition of such action, suit or proceeding. The expenses incurred by such director or officer shall be paid by the registrant in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by or on behalf of the indemnitee to repay all amounts advanced if it shall ultimately specifically be determined by a final, unappealable adjudication that the indemnitee is not entitled to be indemnified by the registrant, and an irrevocable assignment to the registrant of all payments to which the indemnitee may be or become entitled, under any policy of insurance or otherwise, in reimbursement of any such expenses paid by the registrant.

   The By-laws provide that the rights of indemnification and advancement of expenses provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may otherwise be entitled.

   Section 7.9 of the By-laws provides that the registrant may purchase and maintain insurance on behalf of each director and officer against any liability asserted against or incurred by such officer or director in any capacity, or arising out of such director's or officer's status as such, whether or not the registrant would have the power to indemnify such person against such liability under the provisions of Article VII of the By-laws.

   The registrant maintains directors' and officers' liability insurance covering its directors and officers with respect to liabilities, including liabilities under the Securities Act of 1933, as amended, which they may incur in connection with their serving as such. Such insurance provides coverage for the directors and officers against certain liabilities even though such liabilities may not be covered by the indemnification provisions of the By-laws.

   As permitted by BCL Section 1713, the By-laws provide that no director shall be personally liable for monetary damages for any action taken, or failure to take any action, except to the extent that such elimination or limitation of liability is expressly prohibited by the BCL as in effect at the time of the alleged action or failure to take action by the director. The BCL states that this exculpation from liability does not apply where the director has breached or failed to perform the duties of his office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, and does not apply to the responsibility or liability of a director pursuant to any criminal statute or the liability of a director for payment of taxes pursuant to Federal, state or local law. It may also not apply to liabilities imposed upon directors by the Federal securities laws.

Item 16. Exhibits

    (a) Exhibits

 Exhibit
 Number                          Description of Exhibit
 ------- ----------------------------------------------------------------------
   1.1*  Form of Underwriting Agreement

   4.1   Specimen Stock Certificate (Incorporated herein by reference to
         Exhibit 4.01 to the Registration Statement on Form S-1 (File No.
         333-10385) filed on August 19, 1996, as amended)

   4.2   Rights Agreement, dated as of October 1, 1996, between Education
         Management Corporation and Mellon Bank, N.A. (Incorporated herein by reference to Exhibit 4.02 to the Annual Report on Form 10-K for the year ended June 30, 1997)

   4.3 Amendment No. 1, dated November 9, 1999, to the Rights Agreement dated as of October 1, 1996, between the Company and ChaseMellon Shareholder
         Services, L.L.C., as Rights Agent (Incorporated herein by reference to Exhibit 4.01 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

   4.4   Letter Agreement dated November 9, 1999 by and among the Company,
         Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management Inc.
         and Ronald Baron (Incorporated herein by reference to Exhibit 4.02 to the Quarterly Report on Form 10-Q for the quarter ended September 30,
         1999)

   5.1 Opinion of Kathleen Clover, Esq., Senior Counsel of EDMC, as to the validity of the securities being registered (filed herewith)

  23.1 Consent of Arthur Andersen LLP, independent public accountants for Education Management Corporation (filed herewith)

  23.2 Consent of Arthur Andersen LLP, independent public accountants for Argosy Education Group, Inc. (filed herewith)

  23.3   Consent of Kathleen Clover, Esq. (included in Exhibit 5.1)

  24.1   Power of Attorney (included on signature page)

--------
 * To be filed by amendment.

Item 17. Undertakings

   We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the BCL, our Amended and Restated Articles of Incorporation, as amended and the By-laws, the Underwriting Agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   We hereby undertake that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on the 30th day of October, 2001.

                                          Education Management Corporation

                                                   /s/ Robert B. Knutson
                                          By: _________________________________
                                                     Robert B. Knutson
                                                Chairman and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   Each of the undersigned directors and officers of Education Management Corporation, a Pennsylvania corporation, do hereby constitute and appoint Robert T. McDowell and Frederick W. Steinberg, or either one of them, the undersigned's true and lawful attorneys and agents, with full power of substitution and resubstitution in each, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either one of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and each of the undersigned does hereby ratify and confirm all that said attorneys and agents, or either one of them or any substitute, shall do or cause to be done by virtue hereof. This Power of Attorney may be executed in any number of counterparts.

   Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

        /s/ Robert B. Knutson          Chairman and Chief          October 30, 2001
______________________________________  Executive Officer;
          Robert B. Knutson             Director (Principal
                                        Executive Officer)

        /s/ Robert P. Gioella          President and Chief         October 30, 2001
______________________________________  Operating Officer;
          Robert P. Gioella             Director

      /s/ John R. McKernan, Jr.        Vice Chairman; Director     October 30, 2001
______________________________________
        John R. McKernan, Jr.

       /s/ Robert T. McDowell          Executive Vice President    October 30, 2001
______________________________________  and Chief Financial
          Robert T. McDowell            Officer (Principal
                                        Financial Officer)

      /s/ Daniel M. Fitzpatrick        Vice President and          October 30, 2001
______________________________________  Controller (Principal
        Daniel M. Fitzpatrick           Accounting Officer)

        /s/ Miryam L. Knutson          Director                    October 30, 2001
______________________________________
          Miryam L. Knutson

              Signature                          Title                   Date
              ---------                          -----                   ----

        /s/ Robert H. Atwell           Director                    October 30, 2001
______________________________________
           Robert H. Atwell

       /s/ James J. Burke, Jr.         Director                    October 30, 2001
______________________________________
         James J. Burke, Jr.

    /s/ William M. Campbell, III       Director                    October 30, 2001
______________________________________
       William M. Campbell, III

        /s/ Albert Greenstone          Director                    October 30, 2001
______________________________________
          Albert Greenstone

      /s/ James S. Pasman, Jr.         Director                    October 30, 2001
______________________________________
         James S. Pasman, Jr.

                        EDUCATION MANAGEMENT CORPORATION

                               INDEX TO EXHIBITS

 Exhibit
 Number                          Description of Exhibit
 ------- ----------------------------------------------------------------------
   1.1   *Form of Underwriting Agreement

   4.1   Specimen Stock Certificate (Incorporated herein by reference to
         Exhibit 4.01 to the Registration Statement on Form S-1 (File No.
         333-10385) filed on August 19, 1996, as amended)

   4.2   Rights Agreement, dated as of October 1, 1996, between Education
         Management Corporation and Mellon Bank, N.A. (Incorporated herein by reference to Exhibit 4.02 to the Annual Report on Form 10-K for the year ended June 30, 1997)

   4.3 Amendment No. 1, dated November 9, 1999, to the Rights Agreement dated as of October 1, 1996, between the Company and ChaseMellon Shareholder
         Services, L.L.C., as Rights Agent (Incorporated herein by reference to Exhibit 4.01 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)

   4.4   Letter Agreement dated November 9, 1999 by and among the Company,
         Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management Inc.
         and Ronald Baron (Incorporated herein by reference to Exhibit 4.02 to the Quarterly Report on Form 10-Q for the quarter ended September 30,
         1999)

   5.1 Opinion of Kathleen Clover, Esq., Senior Counsel of EDMC, as to the validity of the securities being registered (filed herewith)

  23.1 Consent of Arthur Andersen LLP, independent public accountants for Education Management Corporation (filed herewith)

  23.2 Consent of Arthur Andersen LLP, independent public accountants for Argosy Education Group, Inc. (filed herewith)

  23.3   Consent of Kathleen Clover, Esq. (included in Exhibit 5.1)

  24.1   Power of Attorney (included on signature page)

--------
 * To be filed by amendment.